SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                             Allied Resources, Inc.
                             ----------------------
                 (Name of Small Business Issuer in Its Charter)




            Nevada                               55-0608764
            ------                               ----------
   (State or Other Jurisdiction of        (I.R.S. Employer
   Incorporation or Organization)         Identification No.)




                 1403 East 900 South, Salt Lake City, Utah 84105
                 -----------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                  801-582-9609
                                  ------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered: Common Stock ($0.001 par value)




This registration statement is being filed with the Securities and Exchange Commission ("Commission") to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. (NASD(R)).





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                                                 TABLE OF CONTENTS

                                                                                                           Page No.



Item 1.       Description of Business                                                                             3

Item 2.       Management's Discussion and Analysis of Financial Conditions                                       11

Item 3.       Description of Property                                                                            14

Item 4.       Security Ownership of Certain Beneficial Owners and Management                                     14

Item 5.       Directors, Executive Officers, Promoters and Control Persons                                       15

Item 6.       Executive Compensation                                                                             16

Item 7.       Certain Relationships and Related Transactions                                                     16

Item 8.       Legal Proceedings                                                                                  16

Item 9.                Market for Common Equity and Related Stockholder Matters                                  17

Item 10.     Recent Sales of Unregistered Securities                                                             17

Item 11.     Description of Securities                                                                           19

Item 12.     Indemnification of Officers and Directors                                                           19

Item 13.     Financial Statements                                                                                21

Item 14.      Changes In and Disagreements With Accountants on Accounting and
               Financial Disclosure                                                                              23

Item 15.      Financial Statements and Exhibits                                                                  23









                                        2

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This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the business of Allied Resources, Inc. business. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others oil and gas prices and the ability of Allied Resources, Inc. to efficiently manage its operations.

ITEM 1.       DESCRIPTION OF BUSINESS

Corporate Organization

As used herein the term Allied refers to Allied Resources, Inc., and its predecessors, unless the context indicates otherwise. Allied was incorporated on February 26, 2002 under the laws of the State of Nevada. Allied merged with Allied Resources, Inc., a West Virginia corporation on April 5, 2002. Allied Resources, Inc. was incorporated in the State of West Virginia on April 15, 1979. The sole purpose of the merger was to change Allied's state of incorporation. Pursuant to the merger, shareholders of Allied Resources, Inc., received one share of Allied for every share of Allied Resources, Inc. Allied's principal place of business is located at 1403 East 900 South, Salt Lake City, Utah 84105 and our telephone number is 801 582 9609. Our registered statutory office is located at 920 Sierra Vista Drive, Las Vegas, Nevada 89109. Allied is primarily engaged in the acquisition, exploration, development and production of oil and gas properties in West Virginia.

Allied has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934 ("Exchange Act"). The primary purpose for this filing is to qualify Allied to obtain a listing for trading on the OTC Electronic Bulletin Board ("Bulletin Board"). Allied obtained a listing on the former Vancouver Stock Exchange on August 11, 1981 at which time Allied became a reporting issuer for the purposes of the British Columbia Securities Act. Allied currently trades on the Toronto Venture Exchange under the symbol "AOL". Allied's reports under the British Columbia Securities Act can be viewed on the internet at www.sedar.com or requested from the company.

Description of Business

Allied is an independent oil and natural gas producer involved in the exploration, development, production and sale of oil and gas derived from properties located in Calhoun and Ritchie counties, West Virginia.

Allied currently produces from a total of 146 oil and gas wells with working interests ranging from 18.75 to 75%. Depth of the producing intervals varies from 1,730 ft to 5,472 ft. The most recently drilled well Anna Gill # 3, was completed in June 2002 at a depth of 5,400 ft. Allied prefers operating in West Virginia due to the absence of sour gas, loss circulation and relatively inexpensive drilling and completion operations. Allied recently sold several properties due to depletion of reserves. Production of the remaining wells is being evaluated, and cost-efficient work-over methods are being determined to improve performance of the wells. During July of 2002 two Gus Bee wells were worked over and pumping units were installed.



                                        3

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Although some wells have their own surface production installations, many of the wells on the same lease share production equipment. This procedure is followed in order to minimize lease-operating costs and to be flexible in shifting equipment when gas prices become less favorable. Allied's wells are maintained and operated by Allstate Energy Corporation, a local operator with extensive experience in the area that is familiar with all phases of oil and gas operations ("Allstate").

Over the last 3 years Allied has focused its exploration efforts on identifying prospective drill targets for additional wells on proven leasehold properties. A limited drill program was initiated this year and the results from the initial well drilled have proven productive to date. Nine additional well targets have been identified and Allied is now evaluating the timing for drilling additional wells in view of current gas prices and the availability of funding.

Prior to drilling any new wells a geological review of the prospective area is made by Allied in cooperation with Allstate to determine the potential for oil and gas. Allied's consultants then review available geophysical data (generally seismic and gravity data) to further evaluate the area. After the evaluation of the geophysical data, if the target appears to contain significant accumulations of oil and gas, Allied then considers the economic feasibility of drilling the target whole. Significant accumulations or oil and gas cannot be quantified because it depends on many factors such as how much it costs to drill and complete wells in a certain area, how close the wells are to pipelines, what the price of oil or gas is, how accessible the area is, whether the project is a developmental or wildcat project.

Allied's interests in 146 oil and gas wells are detailed as follows:

Well Name                  Working Interest          Net Revenue Interest

Anderson                            75                        63.5742
Batson                              51.5625                   45.1172
Britton                             75                        63.28125
B. Rutherford                       75                        65.625
Cokely 582                          75                        63.5742
Cokely 633-654                      75                        60.9375
Conrad                              75                        61.5234
Deem                                75                        63.5742
E. Goff                             75                        58.8867
Jay Goff                            65.625                    55.3709
John Goff                           60.9375                   51.416
Fire Snyder                         75                        61.5732
GT Sommerville                      75                        65.625
Gus Bee                             75                        63.5742
Foster                              70.3125                   52.7344
Kennedy                             75                        63.5742
Law                                 75                        63.5742
Leeson                              75                        65.625
Mullenix                            33.984                    27.12
Wellings                            75                        61.5234
Wellings 1A                         63.9637                   55.9682
Patton                              75                        63.5942
Riddle                              75                        65.625

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Richards                            75                        63.5742
A. J. Scott                         37.5                      32.8125
Shackleford                         20.6006                   18.025
Somerville 1                        75                        65.625
Somerville 2                        75                        65.625
Spurgeon                            75                        63.5742
Stanley 2 & 3                       18.75                     15.00
Stanley 583                         75                        63.5742
Summers 1                           60.8375                   51.4157
Summers 2                           75                        63.28125
Sutton                              72.6562                   55.0593
Taylor Carr                         70.3125                   54.9316
Toothman                            75                        65.625
Vincent 20 C                        75                        65.625
Vincent 25 C                        75                        65.625
Vincent 35 C                        75                        65.625
Vincent 41 C                        75                        65.625
V. Zinn                             75                        65.625
Baker Baughman                      75                        65.625
Baker Baughman 81                   75                        65.625
Bollinger                           75                        60.9375
Ferrell                             75                        60.9375
Gill                                75                        65.625
Gill 3                              50                        43.75
Haddox                              75                        65.625
Mills                               75                        65.625
T. Smith                            75                        65.625
Sweet 1 & 2                         75                        65.625
Sweet 3                             50                        43.75
Watson                              75                        65.625
Watson 85                           75                        65.625
Watson 86                           75                        65.625
Watson 6-87                         75                        65.625
Wolfe                               75                        56.25
Browne 1                            75                        65.625

Competition

The oil and gas business in West Virginia is highly competitive. Allied competes against over 500 independent companies, many with greater financial resources and larger staffs than those available to Allied. West Virginia hosts approximately 40 significant independent operators including NiSource, Equitable, Energy Corporation of America, Cabot Oil and Gas and Dominion Appalachian with over 450 smaller operations with no single producer dominating the area. Major operators such as Exxon, Phillips Petroleum, Shell Oil, Conoco and others considered major players in the oil and gas industry no longer operate any significant interests in West Virginia. Allied believes it can successfully compete against the independent companies by focusing its efforts on the efficient development of its leases in West Virginia by focusing on production costs versus production and drilling new wells to expand its current reserves.

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Marketability

The products sold by Allied, natural gas and crude oil, are commodities desired by many companies. Allied is frequently contacted regarding the sale of its products. Allied sells all of its oil and gas products either on 90-day fixed contracts or spot contracts to companies willing to pay the highest price. Although, Allied may be selling 10% or more of its crude oil or gas production to one purchaser, such a purchaser is not material to the company's business since if that purchaser fails to purchase Allied's oil and gas for any reason these commodities can then be readily sold to another party at a comparable price.

Presently, the marketability of Allied's crude oil and gas products has not posed a problem. Crude oil can be easily sold wherever it is produced in the states that Allied operates subject to the transportation cost. The crude oil produced by Allied is transported by trucking the product from collection points. On the other, natural gas can be more difficult to sell since transportation requires a pipeline. However, all of Allied's current gas production is transported by pipeline. Further, in the areas that Allied is presently pursuing new drilling activity for natural gas, the potential drill targets have been selected in part based upon the availability of pipelines to carry the prospective production.

Business Risks

OIL AND NATURAL GAS PRICES ARE VOLATILE. ANY SUBSTANTIAL DECREASE IN PRICES COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

Allied's future financial condition, results of operations and the carrying value of its oil and natural gas properties depend primarily upon the prices it receives for oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Allied's cash flow from operations is highly dependent on the prices that it receives for oil and natural gas. This price volatility also affects the amount of Allied's cash flow available for capital expenditures and its ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond Allied's control. These factors include:
    - the level of consumer demand for oil and natural gas;

      - the domestic and foreign supply of oil and natural gas;

               - the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     - the price of foreign oil and natural gas;

     - domestic governmental regulations and taxes;

     - the price and availability of alternative fuel sources;

     - weather conditions;

     - market uncertainty;

     - political conditions or hostilities in energy producing regions, including the Middle East; and

     - worldwide economic conditions.

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These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that Allied can produce economically and, as a result, could have a material adverse effect on its financial condition, results of operations and reserves. Should the oil and natural gas industry experience significant price declines, Allied may, among other things, be unable to meet our financial obligations or make planned expenditures.

ALLIED COULD INCUR A WRITE-DOWN OF THE CARRYING VALUES OF OUR PROPERTIES IN THE FUTURE DEPENDING ON OIL AND NATURAL GAS PRICES, WHICH COULD NEGATIVELY IMPACT OUR INCOME.

Commission accounting rules require Allied to review the carrying value of its oil and gas properties on a quarterly basis for possible write-down or impairment. Under these rules, capitalized costs of proved reserves may not exceed a ceiling calculated at the present value of estimated future net revenues from those proved reserves, determined using a 10% per year discount and unescalated prices in effect as of the end of each fiscal quarter (PV-10 Value). Capital costs in excess of the ceiling must be permanently written down. The changes in oil and natural gas prices have a significant impact on Allied's PV-10 Value, and thus a decline in prices could cause a write-down which would negatively affect its net income.

ESTIMATING ALLIED'S RESERVES, PRODUCTION AND FUTURE NET CASH FLOW IS DIFFICULT TO DO WITH ANY CERTAINTY.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. There are numerous uncertainties about when a property may have proved reserves as compared to potential or probable reserves, particularly relating to tertiary recovery operations. Actual results most likely will vary from Allied's estimates. Also, the use of a 10% discount factor for reporting purposes, as prescribed by the Commission, may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which Allied's business or the oil and natural gas industry in general are subject. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of Allied's reserves to be overstated.

The reserve data included in this registration statement and other documents incorporated by reference represent only estimates. You should not assume that the present values referred to in this registration statement and other documents incorporated by reference represent the current market value of Allied's estimated oil and natural gas reserves. In accordance with requirements of the Commission, the estimates of present values are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and cost as of the date of the estimate.





                                        7

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ALLIED'S FUTURE PERFORMANCE DEPENDS UPON ITS ABILITY TO FIND OR ACQUIRE
ADDITIONAL OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

Unless Allied successfully replaces the reserves that it produces, the defined reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. Allied has historically replaced reserves through both drilling and acquisitions. Allied may not be able to continue to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. Allied may not be able to make the necessary capital investment to maintain or expand its oil and natural gas reserves if cash flows from operations are reduced, due to lower oil or natural gas prices or otherwise, or if external sources of capital become limited or unavailable. Should Allied not continue to make significant capital expenditures, or if its outside capital resources become limited, Allied may not be able to maintain our current production rates. Further, Allied's drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

ALLIED'S FAILURE, IN THE LONG TERM, TO COMPLETE FUTURE ACQUISITIONS SUCCESSFULLY COULD REDUCE ITS PRODUCTION.

Acquisitions are an essential part of our long-term growth strategy, and therefore Allied's ability to acquire additional properties on favorable terms is key to its long-term growth. There is intense competition for acquisition opportunities in the oil and gas industry. The level of competition varies depending on numerous factors. Depending on conditions in the acquisition market, it may be difficult or impossible for Allied to identify properties for acquisition or it may not be able to make acquisitions on terms that Allied considers economically acceptable. Competition for acquisitions may increase the cost of, or cause Allied to refrain from, completing acquisitions. Allied's strategy of completing acquisitions is dependent upon, among other things, its ability to obtain debt and equity financing and, in some cases, regulatory approvals. Allied's ability to pursue its long-term growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. The inability to manage the integration of acquisitions effectively could reduce Allied's focus on subsequent acquisitions and current operations, which, in turn, could negatively impact the company's income. Allied's financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THERE ARE RISKS IN ACQUIRING OIL AND NATURAL GAS PROPERTIES.

Allied's long-term business strategy includes growing its reserve base through acquisitions. Allied is continually identifying and evaluating acquisition opportunities. However, the prospective size of acquisitions, together with the inherent difficulty in evaluating acquired properties and forecasting reserves, may result in Allied's inability to achieve or maintain targeted production levels. In that case, Allied's ability to realize the total economic benefit from an acquisition may be reduced or eliminated. The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond Allied's control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition.


                                        8

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Allied generally assumes pre-closing liabilities and often is not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Allied has acquired interests in properties on an "as is" basis with limited or no remedies for breaches of representations and warranties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. Allied cannot assure you that any prospective acquisitions will achieve desired profitability objectives. Allied may assume cleanup or reclamation obligations in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

Acquisitions may involve a number of other special risks, including:

     - diversion of management attention from existing operations;

     - unexpected losses of key employees, customers and suppliers of the acquired business;

            - conforming the financial, technological and management standards, processes, procedures and controls of the acquisitions with those of Allied's existing operations; and

     - increasing the scope, geographic diversity and complexity of Allied's operations.

OIL AND NATURAL GAS DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS
RISKS.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that new wells drilled by Allied will be productive or that Allied will recover all or any portion of its investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies Allied uses do not allow it to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, Allied's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

     - unexpected drilling conditions;

     - title problems;

     - pressure or irregularities in formations;

     - equipment failures or accidents;

     - adverse weather conditions;

     - compliance with environmental and other governmental requirements; and

     - cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.





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Allied operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.

The nature of these risks is such that some liabilities including environmental fines and penalties could exceed Allied's ability to pay for the damages. Allied could incur significant costs that could have a material adverse effect upon its financial condition due to these risks.

ALLIED SUBJECT TO COMPLEX FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS THAT COULD ADVERSELY AFFECT ITS BUSINESS.

Exploration for and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Allied's business, results of operations and financial condition. Allied may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and Allied's processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, Allied could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD REDUCE ALLIED'S CASH FLOW AND ADVERSELY AFFECT RESULTS OF OPERATIONS.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. As an example, during 2002 we experienced significantly higher costs for drilling rigs and other related services. Allied cannot be certain when or if it will again experience these same issues and these types of shortages or price increases could significantly decrease Allied's profit margin, cash flow and operating results on any particular well or restrict its ability to drill those wells and conduct those operations which it is currently considering.







                                       10


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THE RESULTS OF ALLIED'S OPERATIONS DEPENDS TO A SIGNIFICANT EXTENT ON THE
PRODUCTION AND MAINTENANCE EFFORTS OF ALLSTATE ENERGY CORPORATION.

The operation and maintenance of Allied's oil and gas operations is wholly dependent on the proven ability of an independent local operator, Allstate Energy Corporation. While the services provided by Allstate in the past have proven adequate for the successful operation of Allied's oil and gas wells, the fact that Allied is dependent on operations of a third party to produce revenue from its oil and gas assets could restrict its ability to generate a net profit on operations. Further, Allstate holds differing interests in each of the wells operated on behalf of Allied and the terms of the operating agreement require Allied to purchase Allstate's interest in each of the wells as a condition of replacing Allstate as the operator on such wells. Allied is not in the financial position to purchase the interests of Allstate in each of its wells and may never choose to comply with this provision and replace Allstate as its operator in West Virginia.

Allied's inability to replace Allstate could impact the operating efficiency of Allied's oil and gas operations and therefore impact whether it is able to realize a profit from its overall operations.

Reports to Security Holders

Allied's annual report will contain audited financial statements. Allied is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. Allied intends to file its 10KSB, 10QSB, and all other forms that may be or become applicable to Allied with the Commission.

The public may read and copy any materials that are filed by Allied with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The statements and forms filed by Allied with the Commission have also been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at http://www.sec.gov.

Employees

Allied employs its president, Ruairidh Campbell and one other part time support person, on a part time basis. Mr. Campbell spends approximately 10 hours a week in managing Allied as Allstate , operates its oil and gas operations. Management uses oil and gas consultants, attorneys and accountants as necessary and does not plan to engage any full-time employees in the near future.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Financial Statements and accompanying notes and the other financial information appearing elsewhere in this registration statement. Allied's fiscal year end is December 31.




                                       11


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Results of Operations

During the period from January 1, 2000 through September 30, 2002, Allied has been engaged in the operation of its oil and gas wells, evaluating acquisition opportunities, drilling an additional well, reevaluating the operating efficiencies of existing wells, disposing of non-productive wells and overseeing the operation of its oil and gas assets by its independent operator, Allstate.

For the current fiscal year, Allied anticipates incurring a loss as a result of expenses associated with this registration under the Exchange Act, expenses associated with engaging the services of consultants, drilling and completion costs, accounting costs, reserve evaluation costs, maintenance and production costs associated with aging wells and administrative overhead. Allied anticipates that until a complete evaluation of its existing oil and gas assets is completed and non-productive wells disposed of in order to reduce maintenance costs or new revenue producing wells acquired, that it may continue to operate at a loss in the future.

Allied's business plan is to reevaluate existing oil and gas assets, drill new wells on existing leasehold properties and to in West Virginia and to seek by acquisition or participation additional oil and gas revenue producing opportunities in the State of West Virginia. Further, Allied intends to reduce operating, maintenance as a consequence of its reevaluation of existing assets and to reduce administrative costs in an effort to produce a net operating profit.

Nine Months ended September 30, 2002 and September 30, 2001 & Years ended December 31, 2001 and December 31, 2000

Gross Revenue

Gross revenue for the nine month period ended September 30, 2002 decreased to $321,315 from $364,126 for the comparable period in 2001, a decrease of 12%. The decreases in revenues are attributable to a decrease in the prices obtained for natural gas production over the period and the depletion of production from aging oil and gas wells.

Gross revenue for the year ended December 31, 2001 decreased to $492,124 from $613,892 for the year ended December 31, 2000, a decrease of 20%. The decrease in revenues is primarily attributable to a decrease in the prices obtained for natural gas production over the period and the depletion of production from aging oil and gas wells.

Net Loss

Net losses for the nine month period ended September 30, 2002 increased to $ 104,390 from $ 38,882 for the comparable period in 2001, an increase of 168%. The increase in net operating losses is due to a decrease in revenues for the period and an increase in general administrative expenses related to legal fees and consulting fees.

Net losses for the year ended December 31, 2001 increased to $74,187 from $44,811 for the year ended December 31, 2000, an increase of 65%. The increase in net operating losses is due to a decrease in revenues for the period and an increase in general administrative expenses related to legal fees and consulting fees.


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Expenses

General and administrative expenses for the nine month period ended September 30, 2002 increased to $131,845 from $106,628 for the comparable period in 2001, an increase of 24%. The increase in general and administrative expenses can be attributed to legal fees and consulting fees.

General and administrative expenses for the year ended December 31, 2001 decreased to $144,550 from $190,507 for the year ended December 31, 2000, a decrease of 24%. The decrease in general and administrative expenses for the period can be attributed to a significant reduction in legal costs over the comparable period.

Depletion expenses for the nine month periods ended September 30, 2002, and September 30, 2001 were $109,813 each year. The amount for 2002 is based on estimates during the year.

Depletion expenses for the annual periods ended December 31, 2001, and December 31, 2000 were $146,417 and $129,408 respectively.

Direct production expenses for the nine month periods ended September 30, 2002, and September 30, 2001 were $185,458 and $186,568 respectively. The decrease in direct production costs can be attributed to a reduction in the number of wells that require maintenance through disposition.

Direct production expenses for the annual periods ended December 31, 2001, and December 31, 2000 were $275,344 and $338,788 respectively. The decrease in direct production costs can be attributed to minimal maintenance completed on the wells during the year ended 2001.

Liquidity and Capital Resources

Cash flow used in operations was $63,638 for the nine month period ended September 30, 2002 as compared to cash flow produced from operations of $55,220 for the nine month period ended September 30, 2001. The cash flow used in operations is primarily attributable to a decrease in revenue and an increase in general administrative expenses.

Cash flow produced from operations in the year ended December 31, 2001 increased to $103,743 as compared to cash flow produced from operations of $33,150 for the annual period ended December 31, 2000. The increase in cash flow is primarily attributable to an increase in prices obtained for natural gas production during the year ended 2001.

Cash flow provided by financing activities was $0 for the nine month period ended September 30, 2002 as compared to $173,420 for the nine month period ended September 30,2001.

Cash flow provided by financing was $173,420 for the year ended December 31, 2001 as compared to $0 for the year ended December 31, 2000.

Allied has a working capital surplus of $284,074 as of September 30, 2002 and has funded its cash needs since inception with revenues generated from operations and private placements. Allied may at some future time issue new shares of common stock to raise additional capital though it believes that it has sufficient current assets to maintain operations over the next twelve months.

Allied is filing this registration statement, in part, because it believes that the registration of its equity securities will minimize some of the impediments to capital formation that otherwise exist. By having a registration statement in place, Allied believes it will be in a better position, either to conduct a future public offering of its securities or to undertake a private placement with registration rights, than if it were a non-reporting company in the United States. Registering its shares will help minimize the liquidity discounts Allied may otherwise have to take in a future private placement of its equity securities, because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied, and a public market will exist to effect Rule 144(g) broker transactions. Allied believes that the cost of registering its securities, and undertaking the affirmative disclosure obligations that such a registration entails, will be more than offset by avoiding deep liquidity discounts in future sales of securities.

Allied does not expect to purchase any significant equipment over the next twelve months, except as may required to drill additional wells or maintain existing operation nor does it expect to hire any full time employees.

ITEM 3.   DESCRIPTION OF PROPERTY

Allied maintains limited office space in an office owned by Ruairidh Campbell, for which we have no lease and are obligated to pay no rent. This address is 1403 East 900 South, Salt Lake City, Utah 84105 and the phone number is (801) 582-9609. Allied believes that its current office space will be adequate for the foreseeable future.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the stock of Allied as of December 19, 2002, by each shareholder who is known by Allied to beneficially own more than 5% of the outstanding common stock, by each director, and by all executive officers and directors as a group.


  Title of Class            Name and Address of                  Amount and nature of             Percent of Class
                            Beneficial Ownership                 Beneficial Ownership                     %
------------------- ------------------------------------ ------------------------------------- -----------------------
      Common                 Ruairidh Campbell                         455,000*                          8.0
       Stock                600 Westwood Terrace
                            Austin, Texas 78746
      Common                Dr. Stewart Jackson                        10,000**                          0.0
       Stock                   1183 Ross Road
                           Bard, California 92222
      Common                Dr. Hartmut Henning                            0                             0.0
       Stock                2837 West 3rd Avenue
                          Vancouver, B.C. V6K 1M8
      Common             All Executive Officers and                     465,000                          8.2
       Stock                Directors as a Group
------------------- ------------------------------------ ------------------------------------- -----------------------
         The 455,000 common shares attributable to Mr.
         Campbell includes 355,000 shares held in escrow by Allied's transfer agent. The 455,000 common shares do not include 100,000 share purchase warrants that entitle Mr. Campbell to purchase an additional 100,000 shares until May 29, 2003 at a purchase price of $0.15.
         The 10,000 common share attributable to Dr.
         Jackson are held in escrow by Allied's transfer agent.

          ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTRO
         PERSONS



         NAME                        AGE                POSITION
 Ruairidh Campbell                   39                 President/Chief Financial Officer/Director
 Dr. Stewart Jackson                 61                 Director
 Dr. Hartmut Henning                 60                 Director

                                Ruairidh Campbell

On June 6, 1998, Mr. Campbell was elected as a director and subsequently appointed as an officer of Allied. He estimates that he spends appoximately 10 hours per week on Allied's business. He also has significant responsibilities with other companies, as detailed in the following paragraph. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified. Directors are appointed for one-year terms at the annual shareholders meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Mr. Campbell graduated from the University of Texas at Austin with a Bachelor of Arts in History and then from the University of Utah College of Law with a Juris Doctorate with an emphasis in corporate law, including securities and taxation. Over the past five years he has been an officer and director of several public companies: InvestNet, Inc. a mineral resource exploration company from February 2000 to present, Montana Mining Corp. (formally known as Aswan Investments, Inc.), a mineral resource exploration company from December 1999 to present, NovaMed, Inc., a former manufacturer of medical devices from 1995 to present, Secured Data, Inc. (formally known as EnterNet, Inc.) formally a vitamin distribution company from February 2000 to July 2001 and Canadian Metals Exploration Ltd.(formally known as Bren-Mar Minerals, Ltd.), a Canadian mineral resource development company from 1995 to 2001.

Dr. Stewart Jackson

On June 6, 1998, Dr. Jackson was appointed as a director of Allied. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified.

Dr. Jackson graduated from the University of Western Ontario with a Bachelor of Science in Geology, obtained a Master of Science degree from the University of Toronto in Stratigraphy and Mineral Deposits and earned a Ph.D. in Stratigraphy and Economic Geology from the University of Alberta. Dr. Jackson has 34 years experience in the mineral industry. He is actively involved in the exploration and development of both base and precious metal deposits in a wide range of environments for both large and small companies. Over the past five years he has been a director of several public companies involved in mineral industry including: Monument Resources, Inc., InvestNet, Inc., Montana Mining Corp., Starfire Resources, Inc., Continental Precious Minerals, Ltd., Little Squaw Goldmining Company, Bevedis International, Inc., and Canadian Metals Exploration Ltd. Dr. Jackson has been engaged as an independent consultant over the last five years to various small exploration and development companies.

Dr. Hartmut Henning

On August 1, 2001, Dr. Henning was appointed as a director of Allied. He will serve until the next annual meeting of Allied's shareholders and his successor is elected and qualified.

Dr. Henning is an associate professor of medicine at the University of British Columbia. He has held that position for over twenty years. Dr. Henning also has is own private practice that he established more than ten years ago.

ITEM 6.  EXECUTIVE COMPENSATION

The following table provides summary information for the years 2001, 2000 and 1999 concerning cash and non cash compensation paid or accrued by Allied to or on behalf of its president and any other employee to receive compensation in excess of $100,000.

                                            SUMMARY COMPENSATION TABLE


                              Annual Compensation                                 Long Term Compensation
-------------  --------------------------------------------------

                                                                            Awards                      Payout
-------------  -------------------------------------------------- -------------------------- ----------------------------

                                                                   Restricted    Securities
-------------  -------------------------------------------------- ------------  ------------- ------------ -----------------


Name and                                              Other Annual       Stock       Underlying       LTIP        All Other
Principal         Year       Salary        Bonus      Compensation      Award(s)       Options      Payouts      Compensation
Position                       ($)          ($)           ($)           SARs (#)                      ($)            ($)

-------------  ----------  -----------  ----------- ----------------  ------------  ------------- ------------ ----------------
Ruairidh          2001       24,000          -             -               -              -            -              -
Campbell
President
-------------  ----------  -----------  ----------- ----------------  ------------  ------------- ------------ ----------------
                  2000       24,000          -             -               -              -            -              -
-------------  ----------  -----------  ----------- ----------------  ------------  ------------- ------------ ----------------
                  1999       16,000          -             -               -              -            -              -
-------------  ----------  -----------  ----------- ----------------  ------------  ------------- ------------ ----------------

Compensation of Directors

Allied's directors are currently not compensated for their services as directors of the company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 29, 2001, Allied completed the sale of 100,000 special warrants to Ruairidh Campbell, Allied's president and a director at a purchase price of $0.066 cents per special warrant. Each special warrant is convertible to acquire one common share and one common share purchase warrant. Mr. Campbell converted his special warrants to 100,000 common shares and maintains common share purchase warrants for an additional 100,000 share at a purchase price of $0.15 cents a share that expires on May 29, 2003.

ITEM 8.   LEGAL PROCEEDINGS

Allied is currently not a party to any pending legal proceeding


                                       16
                                       16

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

Allied's common stock is traded on the Toronto Venture Exchange under the symbol "ALO".

The table below sets forth the high and low sales prices for Allied's common stock for each quarter of 2001, 2000 and the first three quarters of 2002 as such information has been found available. All quotes are reflected in Canadian dollars. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

         Quarter           High             Low
         -------           ----             ---
2000     First             1.60             0.50
----
         Second            1.00             0.41
         Third             0.41             0.16
         Fourth            0.16             0.16
2001     First             0.25             0.19
----
         Second            0.20             0.13
         Third             0.17             0.13
         Fourth            0.17             0.12
2002     First             0.23             0.16
----
         Second            0.15             0.13
         Third             0.14             0.09

Record Holders

As of December 19, 2002 there were approximately 84 shareholders of record holding a total of 5,666,691 shares of common stock.

Dividends

Allied has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Allied's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Allied's ability to pay dividends on its common stock other than those generally imposed by applicable state law.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by Allied within the last three years, including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below.

On May 29, 2001, Allied completed a private placement of 2,000,000 special warrants convertible into shares of common stock to 4 non-U.S. persons or entities; Denise Caravalho Soares, Valentina de Jesus, Zeljka Tepes, Swiss Equity Partners and 1 US person; Ruairidh Campbell, at a purchase price of $0.066 cents per share. Each special warrant is convertible to acquire one common share and one purchase warrant. The purchase warrants were exercisable at $0.10 cents within twelve months of the issue date and $0.13 cents within twenty four months of the issue. Allied relied on exemptions provided by Regulation S of the Securities Act, for the issuances to non-U.S. persons and Section 4(2) of the Securities Act, for the issuances to the U.S. person. The offering to a U.S. person was made based on the following factors: (1) the issuance was an isolated private transaction by Allied which did not involve a public offering; (2) there was only one offeree who was an officer and director of Allied; (3) the offeree committed to hold the stock for at least one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly with Allied.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

Allied complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to buyers who were outside the United States at the time the buy orders originated, and ensuring that each person is a non-U.S. person with an address in a foreign country.

On December 10, 2001, Allied issued 475,000 common shares to Denise Caravalho Soares upon the exercise of purchase warrants at $0.10 cents in connection with the private placement of special warrants completed on May 29, 2001. Allied relied on exemptions provided by Regulation S of the Securities Act, for the issuance to a non-U.S. person.

ITEM 11.   DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

Allied as of December 19, 2002 has authorized 50,000,000 common shares $.001 par value common stock of which 5,666,691 are issued and outstanding. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore. Holders of Allied's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. In the event of a liquidation, dissolution or winding up of Allied, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and non- assessable.

ITEM 12.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

Allied's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Allied's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Allied.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

1.A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contender or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests o the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful

            2. A corporation may indemnify an person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

           3. To the extent that a director, officer, employee or agen of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

            4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                            (a) By the stockholders;
                            (b) By the board of directors by majority
                            vote of a quorum consisting of directors
                            who were not parties to the act, suit or proceeding;
                            (c) If a majority vote of a quorum
                           consisting of directors who were not parties to the
                           act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                   (d) If a quorum consisting of directors who
                           were not parties to the act, suit or
                           proceeding cannot be obtained, by independent legal counsel in a written opinion.

           5. The articles of incorporation, the bylaws or an agreemen made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

               6. The indemnification and advancement of expenses
                       authorized in or ordered by a court
                            pursuant to this section:

                    (a) Does not exclude any other rights to
                           which a person seeking indemnification or
                           advancement of expenses may be entitled under the
                           articles of incorporation or any bylaw, agreement,
                           vote of stockholders or disinterested directors or
                           otherwise, for either an action in his official
                           capacity or an action in another capacity while
                           holding his office, except that indemnification,
                           unless ordered by a court pursuant to subsection 5,
                           may not be made to or on behalf of any director or
                           officer if a final adjudication establishes that his
                           acts or omissions involved intentional misconduct,
                           fraud or a knowing violation of the law and was
                           material to the cause of action.
 (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and
                        administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                          ITEM 13. FINANCIAL STATEMENTS

Allied's financial statements for the fiscal year ended December 31, 2001 and December 31, 2000 and the interim quarterly period through September 30, 2002 are attached hereto as F-1 through F-20.

                             ALLIED RESOURCES, INC.

                              FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

                                                ALLIED RESOURCES, INC.

                                                 FINANCIAL STATEMENTS

                                              December 31, 2001 and 2000



                                                        INDEX
                                                                                    Page


Independent Auditors' Report                                                         F-2

Balance Sheets                                                                       F-3

Statements of Operations                                                             F-4

Statements of Stockholders' Equity                                                   F-5

Statements of Cash Flows                                                             F-6

Notes to Financial Statements                                                        F-7

Supplementary Schedules on Oil and Gas Operations                                    F-16

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and
Stockholders' of Allied Resources, Inc.


We have audited the accompanying balance sheets of Allied Resources, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allied Resources, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




JONES SIMKINS LLP
Logan, Utah
December 9, 2002

                                               ALLIED RESOURCES, INC.
                                                   BALANCE SHEETS
---------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------ ------------------------------------------- --------------
                           ASSETS
------------------------------------------------------------ ------------------------------------------- --------------
                                                                       September       December 31,
                                                                          30,
------------------------------------------------------------ ------------------------------------------- --------------
                                                                         2002              2001               2000
------------------------------------------------------------ ------------------------------------------- --------------
                                                                      (Unaudited)        (Audited)         (Audited)
------------------------------------------------------------ ------------------------------------------- --------------
Current assets:
------------------------------------------------------------ ------------------------------------------- --------------
    Cash                                                           $        249,362           452,552           175,389
------------------------------------------------------------ ------------------------------------------- --------------
    Accounts receivable                                                      57,238            27,251           104,403
------------------------------------------------------------ ------------------------------------------- --------------
    Prepaid expenses                                                         20,700                  -                -
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
      Total current assets                                                  327,300           479,803           279,792
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
Oil and gas properties, net                                                 841,070           811,330           956,610
------------------------------------------------------------ ------------------------------------------- --------------
Deposits                                                                    101,879            56,705                 -
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
          Total assets                                             $      1,270,249         1,347,838         1,236,402
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
Current liabilities:
------------------------------------------------------------ ------------------------------------------- --------------
   Accounts payable and accrued expenses                           $         43,226            23,271            43,023
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
Asset retirement obligation                                                 189,409           182,563           172,733
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
Commitments                                                                        -                 -                -
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
Stockholders' equity:
------------------------------------------------------------ ------------------------------------------- --------------
    Common stock, no par value, 50,000,000 shares
------------------------------------------------------------ ------------------------------------------- --------------
      authorized; 5,666,691 (unaudited), 5,666,691 and
------------------------------------------------------------ ------------------------------------------- --------------
      2,816,691 (audited) issued and outstanding, respectively                5,667         9,722,955         9,527,410
------------------------------------------------------------ ------------------------------------------- --------------
Additional paid-in capital                                                9,717,288                 -                 -
------------------------------------------------------------ ------------------------------------------- --------------
    Accumulated deficit                                                (8,,685,341)       (8,580,951)       (8,506,764)
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
          Total stockholders' equity                                      1,037,614         1,142,004         1,020,646
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------
          Total liabilities and stockholders' equity               $      1,270,249         1,347,838         1,236,402
------------------------------------------------------------ ------------------------------------------- --------------

------------------------------------------------------------ ------------------------------------------- --------------


                                    See accompanying notes to financial statements

                                                 ALLIED RESOURCES, INC
------------------------------------------------------------------------------------------------------------------------
                                                STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------

                                                               Nine Months Ended               Years Ended December 31,
                                                                September. 30,
----------------------------------------------- ------- ------------------------------- -----------------------------------

                                                            2002              2001              2001              2000
--------------------------------------------------------------------- -------------------- ----------------- --------------
                                                       (Unaudited)       (Unaudited)         (Audited)         (Audited)
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Oil and gas revenues                                 $        321,315           364,126           492,124           613,892
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Operating expenses:
--------------------------------------------------------------------- -------------------- ----------------- --------------
   Production costs                                           185,458           186,568           275,344           338,788
--------------------------------------------------------------------- -------------------- ----------------- --------------
   Depletion                                                  109,813           109,812           146,417           129,408
--------------------------------------------------------------------- -------------------- ----------------- --------------
   General and administrative expenses                        131,845           106,628           144,550           190,507
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
                                                              427,116           403,008           566,311           658,703
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
          Income (loss) from operations                     (105,801)          (38,882)          (74,187)          (44,811)
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Interest income                                                 1,411                   -                 -               -
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
          Income (loss) before provision for
--------------------------------------------------------------------- -------------------- ----------------- --------------
             income taxes                                   (104,390)          (38,882)          (74,187)          (44,811)
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Provision for income taxes                                            -                 -                 -               -
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
          Net income (loss)                          $      (104,390)          (38,882)          (74,187)          (44,811)
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Income (loss) per common share -
--------------------------------------------------------------------- -------------------- ----------------- --------------
   basic and diluted                                 $          (.02)             (.01)             (.02)             (.02)
--------------------------------------------------------------------- -------------------- ----------------- --------------

--------------------------------------------------------------------- -------------------- ----------------- --------------
Weighted average common shares -
--------------------------------------------------------------------- -------------------- ----------------- --------------
  basic and diluted                                         5,667,000         3,172,000         4,270,000         2,817,000
--------------------------------------------------------------------- -------------------- ----------------- --------------


                                    See accompanying notes to financial statements

                                              ALLIED RESOURCES, INC.

                                         STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------
               Nine Months Ended June 30, 2002 (Unaudited) and Years Ended December 31, 2001 and 2000
               --------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
                                                                                                                Total
--------------------------------------------------------------------- -------------------------------- -- -----------------
                                   Common Stock                          Additional    Accumulated          Stockholders'
--------------------------------------------------------------------- -------------------------------- -- -----------------
                                      Shares              Amount           Paid in       Deficit               Equity
--------------------------------------------------------------------- -------------------------------- -- -----------------
                                                                           Capital
--------------------------------------------------------------------- -------------------------------- -- -----------------
Balance at January 1, 2000                2,816,691  $       9,527,410  $          -          (8,461,953$         1,065,457
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Net loss                                              -                   -        -
                                                                                              (44,811)             (44,811)
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Balance at December 31, 2000              2,816,691          9,527,410             -
                                                                                           (8,506,764)            1,020,646
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Issuance of common stock for cash         2,000,000             132,100            -                         -
                                                                                                                    132,100
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Offering costs                                        -                            -                         -
                                                              (5,877)                                               (5,877)
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Issuance of common stock to
--------------------------------------------------------------------- -------------------------------- -- -----------------
   directors for:
--------------------------------------------------------------------- -------------------------------- -- -----------------
      Cash                                     37,379               2,467          -                         -
                                                                                                                      2,467
--------------------------------------------------------------------- -------------------------------- -- -----------------
      Services                               337,621              22,125           -                         -
                                                                                                                     22,125
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Exercise of common stock warrants
--------------------------------------------------------------------- -------------------------------- -- -----------------
   for cash                                  475,000              44,730           -                         -
                                                                                                                     44,730
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Net loss                                              -                   -        -
                                                                                              (74,187)             (74,187)
--------------------------------------------------------------------- -------------------------------- -- -----------------

--------------------------------------------------------------------- -------------------------------- -- -----------------
Balance at December 31, 2001              5,666,691          9,722,955             -
                                                                                           (8,580,951)            1,142,004
--------------------------------------------------------------------- -------------------------------- -- -----------------
Reclassification due to re-incorporation          -       (9,717,288)      9,717,288                 -                    -
--------------------------------------------------------------------- -------------------------------- -- -----------------
Net loss (unaudited)                                                                         -                   -        -
                                                                                             (104,390)            (104,390)
--------------------------------------------------------------------- -------------------------------- -- -----------------

------------------------------------------------------------- ------- -------------------------------- -- -----------------
Balance at September 30, 2002 (unaudited) 5,666,691  $          5,667   $  9,717,288         (8,685,341)$         1,037,614
--------------------------------------------------------------------- -------------------------------- -- -----------------


                                  See accompanying notes to financial statements

                                                ALLIED RESOURCES, INC
                                               STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------

                                                                   Nine Months Ended            Years Ended December
                                                                     September 30,                       31,
---------------------------------------------------------- -------------------------------------------------------------

                                                                 2002            2001            2001           2000
---------------------------------------------------------- --------------------------------- ------------ --------------
                                                             (Unaudited)     (Unaudited)      (Audited)      (Audited)
---------------------------------------------------------- --------------------------------- ------------ --------------
Cash flows from operating activities:
---------------------------------------------------------- --------------------------------- ------------ --------------
Net income (loss)                                          $     (104,390)        (38,882)       (74,187)       (44,811)
---------------------------------------------------------- --------------------------------- ------------ --------------

   Adjustments to reconcile net income (loss) to net cash
---------------------------------------------------------------------------- ------------ ----------------- ------------

     used in operating activities:
---------------------------------------------------------- --------------------------------- ------------ --------------
       Depletion and amortization                                  109,812         109,812        146,417        129,408
---------------------------------------------------------- --------------------------------- ------------ --------------
       Accretion expense                                             6,846           6,520          8,693          8,225
---------------------------------------------------------- --------------------------------- ------------ --------------
       Stock compensation expense                                        -          22,125          22,125             -
---------------------------------------------------------- --------------------------------- ------------ --------------
       (Increase) decrease in:
---------------------------------------------------------- --------------------------------- ------------ --------------
          Accounts receivable                                     (29,987)          65,834          77,152      (73,505)
---------------------------------------------------------- --------------------------------- ------------ --------------
          Prepaid expenses                                        (20,700)               -              -          7,919
---------------------------------------------------------- --------------------------------- ------------ --------------
          Deposits                                                (45,174)        (99,692)                             -
                                                                                                 (56,705)
---------------------------------------------------------- --------------------------------- ------------ --------------
       Increase (decrease) in:
---------------------------------------------------------- --------------------------------- ------------ --------------
          Accounts payable and accrued expenses                     19,955        (10,497)                         5,914
                                                                                                 (19,752)
---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------

            Net cash provided by (used in) operating activities   (63,638)         55,220         103,743         33,150
---------------------------------------------------------------------------- ------------ ----------------- ------------


---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------
Cash flows from investing activities:
---------------------------------------------------------- --------------------------------- ------------ --------------
Purchases of equipment                                           (139,522)               -                  -    (11,366)
---------------------------------------------------------- --------------------------------- ------------ --------------
Collection of note receivable                                            -               -                  -    100,000
---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------

Net cash provided by (used in) investing activities              (139,552)                  -              -       88,634
---------------------------------------------------------------------------- ------------ ----------------- ------------


---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------
Cash flows from financing activities:
---------------------------------------------------------- --------------------------------- ------------ --------------
Issuance of common stock                                                 -         173,420        173,420              -
---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------

Net cash provided by (used in) financing activities                         -     173,420         173,420              -
---------------------------------------------------------------------------- ------------ ----------------- ------------


---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------
           Net increase (decrease) in cash                       (203,190)         228,640        277,163        121,784
---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------
Cash, beginning of period                                          452,552         175,389        175,389         53,605
---------------------------------------------------------- --------------------------------- ------------ --------------

---------------------------------------------------------- --------------------------------- ------------ --------------
Cash, end of period                                        $       249,362         404,029        452,552        175,389
---------------------------------------------------------- --------------------------------- ------------ --------------


                                  See accompanying notes to financial statements

                                              ALLIED RESOURCES, INC.
                                           NOTES TO FINANCIAL STATEMENTS
                                            December 31, 2001 and 2000



Note 1 - Organization and Summary of Significant Accounting Policies

Organization

The Company is incorporated under the laws of the state of Nevada on February 26, 2002 and was merged with Allied Resources, Inc., a West Virginia corporation on April 5, 2002. The purpose of the merger was to change the Company's state of incorporation. Allied Resources, Inc. incorporated in Nevada had no assets or liabilities prior to merger. The Company is primarily engaged in the business of acquiring, developing, producing and selling oil and gas properties to companies located in the continental United States.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Oil and Gas Producing Activities

The Company utilizes the successful efforts method of accounting for its oil and gas producing activities. Under this method, all costs associated with productive exploratory wells and productive or nonproductive development wells are capitalized while the costs of nonproductive exploratory wells are expensed.

If an exploratory well finds oil and gas reserves, but a determination that such reserves can be classified as proved is not made after one year following completion of drilling, the costs of drilling are charged to operations. Indirect exploratory expenditures, including geophysical costs and annual lease rentals are expensed as incurred. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drillings and average holding period. Capitalized costs of producing oil and gas properties after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the units-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



Note 1 - Organization and Summary of Significant Accounting Policies (continued)
--------------------------------------------------------------------

Oil and Gas Producing Activities (continued)
--------------------------------

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property has been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. When assets are sold, retired or otherwise disposed of the applicable costs and accumulated depreciation, depletion and amortization are removed from the accounts, and the resulting gain or loss is reflected in operations.

Income Taxes

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Temporary differences result primarily from a net operating loss carryforward, intangible drilling costs and depletion.

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



Note 1 - Organization and Summary of Significant Accounting Policies

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Revenue Recognition

Revenue is recognized from oil sales at such time as the oil is delivered to the buyer. Revenue is recognized from gas sales when the gas passes through the pipeline at the well head. Revenue from overriding royalty interests is recognized when earned.

The Company does not have any gas balancing arrangements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions primarily related to oil and gas property reserves and prices, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Information

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position, results of operations, stockholders' equity, and cash flows of the Company as of September 30, 2002 and for the nine months then ended.

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 2 - Property and Equipment

Property and equipment consists of the following:
                                                                                                 December 31,
                                                                                        2001              2000
                                                                                        ----              ----
         Oil and gas properties (successful efforts method)                     $    7,704,439         7,703,302

         Less accumulated depreciation, depletion and
           amortization                                                             (6,893,109)       (6,746,692)
                                                                                    ----------        ----------

                                                                                $      811,330           956,610
                                                                                    ==========      ============

Note 3 - Deposits

The Company has an operating agreement with the operator of the Company's oil and gas wells. Terms of the agreement allow the operator to with hold a portion of the Company's share of revenue for possible future costs associated with the wells. The terms of the agreement require the operator to hold these funds in escrow. As of December 31, 2001 and 2000 amounts on deposit with the operator was approximately $57,000 and $-0-, respectively.

A director of the Company is a principal of the operator of the oil and gas wells.

Note 4 - Asset Retirement Obligation

The Department of Environment of the State of West Virginia requires that when oil and gas wells are abandoned, the owners must comply with regulations implemented by the State to protect the environment. Accordingly, a liability has been established equal to the present value of the Company's estimated prorata share of the obligation, and the carrying amount of the oil and gas properties has been increased by the same amount. The Company has no assets that are legally restricted for the purpose of settling this obligation.

Following is a reconciliation of the aggregate retirement liability associated with the Company's obligation to plug and abandon its oil and gas properties as of December 31:

                                                                                        2001              2000
                                                                                        ----              ----
         Balance at beginning of year                                           $      172,733                 -
         Additional obligations incurred                                                 1,137           164,508
         Accretion expense                                                               8,693             8,225
                                                                                   -----------      ------------

          Balance at end of year                                                $      182,563           172,733
                                                                                    ==========      ============

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 5 - Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows:

                                                                                                 December 31,
                                                                                        2001              2000
                                                                                        ----              ----

         Income tax benefit at statutory rate                                   $      (25,000)          (15,000)
         Change in valuation allowance                                                  25,000            15,000
                                                                                       -------            ------

                                                                                $       -                  -
                                                                                  ============        ==========


         Deferred tax assets (liabilities) are comprised of the following:
                                                                                                    December 31,
                                                                                        2001              2000
                                                                                        ----              ----

         Net operating loss carryforwards                                       $    1,429,000         1,398,000
         Depletion and amortization                                                    242,000           251,000
         Asset retirement obligation                                                     6,000             3,000
                                                                                  ------------      ------------

                                                                                     1,677,000         1,652,000

         Valuation allowance                                                        (1,677,000)      (1,652,000)
                                                                                    ----------        ----------

                                                                                $         -              -
                                                                                 ===============================


A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $4,202,000. These carryforwards expires in 2012. If substantial changes in the Company's ownership should occur there would be an annual limitation of the amount of NOL carryforward which could be utilized. Also, the ultimate realization of these carryforwards is due, in part, on the tax law in effect at the time and future events which cannot be determined.

                                              ALLIED RESOURCES, INC.
                                           NOTES TO FINANCIAL STATEMENTS
                                            December 31, 2001 and 2000


Note 5 - Income Taxes (Continued)
---------------------

The Company's NOL amounts and related years of expiration are as follows:

              Year Generated                       Amount                  Year of Expiration

                   1987                    $        107,000                       2002
                   1988                              88,000                       2003
                   1989                              91,000                       2004
                   1990                              83,000                       2005
                   1991                             232,000                       2006
                   1992                             288,000                       2007
                   1993                              70,000                       2008
                   1994                             272,000                       2009
                   1995                             696,000                       2010
                   1996                               9,000                       2011
                   1998                             110,000                       2018
                   1999                           1,979,000                       2019
                   2000                             111,000                       2020
                   2001                              66,000                       2021
                                                     ------

                                   $ 4,202,000


Note 6 - Related Party Transactions

During the year ended December 31, 2000, the Company incurred expenses of $90,871 for administration and rent charges to another company, whose director was a shareholder of the Company.

During the year ended December 31, 2001 and 2000, the Company incurred fees and production expenses totaling $237,478 and $273,497, respectively, to the operator of its oil and gas wells. A director of the Company is the principal of the operator.

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 7 - Supplemental Disclosures of Cash Flow Information

During the years ended December 31, 2001 and 2000, the Company recorded an asset retirement obligation and increased oil and gas properties in the amount of $1,137 and $164,508, respectively.

No amounts were paid for interest and income taxes during the years ended December 31, 2001 and 2000:


Note 8 - Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, payables and a note payable. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items. The carrying amount of the note payable approximates fair value as the note bears interest at floating market interest rates.

Note 9 - Stock Warrants

Employee Stock Ownership Plan

The Company has adopted a noncontributory employee stock ownership plan (ESOP) covering all full- time employees who have met certain service requirements. It provides for discretionary contributions by the Company as determined annually by the Board of Directors, up to the maximum amount permitted under the Internal Revenue Code. The plan has received IRS approval under Section 401(A) and 501(A) of the Internal Revenue Code.

The Company has granted stock options and warrants to the members of the Board of Directors and the officers and employees of the Company to purchase shares of the Company's common stock. The exercise price of the options and warrants is equal to or in excess of the fair market value of the stock on the date of grant. A schedule of the warrants at December 31, 2001 and 2000 is as follows:

                                                                                                        Exercise
                                                                                                       Price Per
                                                                     Number of Warrants                  Share
         Outstanding at January 1, 2000 and
                             December 31, 2000                                 -                          $ -
         Granted                                                           2,000,000                      .10
         Exercised                                                          (475,000)                     .10
                                                                            ---------
         Outstanding at December 31, 2001                                  1,525,000                   $  .10
                                                                           =========                      ===

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000


Note 9 - Stock Options and Warrants (continued)
-----------------------------------

Stock Based Compensation

Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" (SFAS 123) gives entities the choice between adopting a fair value method or continuing to use the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with footnote disclosures of the pro forma effect if the fair value method had been adopted. The Company has opted for the latter approach. Had compensation expense for the Company's stock warrants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's results of operations for the years ended December 31, 2001 and 2000 would not have changed from the amounts reported on the statements of operations.

The following table summarizes information about stock warrants outstanding at December 31, 2001.


                  Outstanding                                                           Exercisable
-------------------------------------------------------------------------    ---------------------------------

     Exercise     Number            Weighted               Weighted      Number                  Weighted
      Price          Outstanding    Average                Average       Exercisable         Average Exercise
      -----          -----------                                         -----------
                                    Remaining              Exercise                                Price
                                                                                                   -----
                                    Contractual             Price
                                    Life
                                    (Years)

      $ .10           1,525,000     1.5              $   .10                  1,525,000      $   .10
        ====          =========     ====                 ======               =========          ======


Note 10 - Commitments and Contingencies

The Company may become or is subject to investigations, claims or lawsuits ensuing out of the conduct of its business, including those related to environmental safety and health, commercial transactions, etc. The Company is currently not aware of any such item which it believes could have a material adverse affect on its financial position.

                             ALLIED RESOURCES, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2001 and 2000



Note 11 - Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The adoption of these statements is not expected to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143). This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has adopted the provisions of SFAS 143 (see
Note 4).

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The new guidance resolves significant implementation issues related to FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

Note 12 - Subsequent Events

On March 4, 2002, the Company entered into a drilling agreement with the operator of its existing wells, under the terms of which, a new well is to be drilled on a site in which the Company has a joint lease assignment interest with the operator. Under the agreement, the Company will be required to pay to the operator $62,500 payable at the commencement of drilling, and an additional $62,500 when a specified well depth has been reached. The Company paid the required total amount of $125,000 on June 4, 2002. A director of the Company is a principal of the operator.

On March 8, 2002, the shareholders of the Company passed a resolution to change the Company's domicile of incorporation from the State of West Virginia to the State of Nevada through a proposed merger with a newly formed Nevada corporation.

On March 1, 2002, the Company entered into two advisory agreements under which it engaged the services of consultants for an initial term of one year. Terms of the agreements require payments over the next year of $71,000. The consultants are to provide advisory services relating to proposed filings by the Company with the Securities and Exchange Commission.

                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2001 and 2000


The information on the Company's oil and gas operations as shown in this schedule is based on the successful efforts method of accounting and is presented in conformity with the disclosure requirements of the Statement of Financial Accounting Standards No. 69 "Disclosures about Oil and Gas Producing Activities."


                          Capitalized Costs Relating to Oil and Gas Producing Activities


                                                                                        December 31,
                                                                                        -----------
                                                                                2001                2000

Proved oil and gas properties and related equipment                    $      7,704,439          7,703,302
Unproved oil and gas properties                                                     -              -
                                                                              ----------        ----------

         Subtotal                                                             7,704,439          7,703,302

Accumulated depreciation, depletion and amortization
 and valuation allowances                                                      (6,893,109)     (6,746,692)
                                                                               ----------       ----------

                                                                              $                    956,610
                                                                                                   =======



                 Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities

                                                                                      December 31,
                                                                                      -----------
                                                                                  2001            2000
                                                                                  ----            ----


Acquisition of properties:
        Proved                                                           $           -              -
        Unproved                                                         $           -              -
Exploration costs                                                        $           -              -
Development costs                                                        $           -              -

                             ALLIED RESOURCES, INC.
                      SCHEDULE OF SUPPLEMENTARY INFORMATION
                            ON OIL AND GAS OPERATIONS
                           December 31, 2001 and 2000



                 Results of Operations for Producing Activities

                                                                                       Years Ended
                                                                                      December 31,
                                                                                2001               2000
                                                                                ----               ----

Oil and gas - sales                                                    $       492,124              613,892
Production costs net of reimbursements                                        (275,344)           (338,788)
Exploration costs                                                              -                          -
Depreciation, depletion and amortization
   and valuation provisions                                                    (146,417)          (129,408)
                                                                               --------             -------

Net income before income taxes                                                  70,363              145,696

Income tax provision                                                                               (49,000)
                                                                                                    -------

Results of operations from producing activities
 (excluding corporate overhead and interest costs)                     $        47,363               96,696
                                                                              ========             ========

                                              ALLIED RESOURCES, INC.
                                       SCHEDULE OF SUPPLEMENTARY INFORMATION
                                             ON OIL AND GAS OPERATIONS
                                            December 31, 2001 and 2000


                                     Reserve Quantity Information (Unaudited)

The estimated quantities of proved oil and gas reserves disclosed in the table below are based upon on appraisal of the proved developed properties by Sure Engineering, LLC. Such estimates are inherently imprecise and may be subject to substantial revisions.

All quantities shown in the table are proved developed reserves and are located within the United States.

                                                                                Years Ended December 31,
                                                                                ------------------------
                                                                         2001                             2000
                                                                         ----                           ---------
                                                                 Oil               Gas                   Oil              Gas
                                                                (bbls)            (mcf)               (bbls)           (mcf)
                                                                -----------------------               ----------------------
Proved developed and undeveloped reserves:
  Beginning of year                                              12,341          2,187,320             18,793      1,468,000
  Revision in previous estimates                                (4,959)          (712,715)             (4,572)       998,693
                       Discoveries and extension                     -                  -               -                  -
  Purchase in place                                                  -             161,649              -                  -
  Production                                                    (1,216)           (235,123)            (1,880)     (279,373)

                             Sales in place                        -                   -                -                  -
                                ---------                          -                   -                -                  -

  End of year                                                    6,166           1,401,131             12,341      2,187,320
                                                                 =====           =========             ======      =========




               All of the Company's reserves are proved developed
                                   reserves.

                                              ALLIED RESOURCES, INC.
                                       SCHEDULE OF SUPPLEMENTARY INFORMATION
                                             ON OIL AND GAS OPERATIONS
                                            December 31, 2001 and 2000



        Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil
                                           and Gas reserves (Unaudited)
                                                                                       Years Ended
                                                                                      December 31,
                                                                                2001             2000
                                                                                ----             ----

Future cash inflows                                                       $     3,377,000        7,513,000
Future production and development costs                                        (2,095,000)      4,284,000)
Future income tax expenses                                                       (436,000)     (1,098,000)
                                                                               ----------      -----------

                                                                                  846,000        2,131,000

10% annual discount for estimated timing of cash flows                          (397,000)      (1,065,000)
                                                                                --------       -----------

Standardized measure of discounted future net cash flows                $        449,000         1,066,000
                                                                                 =======         =========


The preceding table sets forth the estimated future net cash flows and related present value, discounted at a 10% annual rate, from the Company's proved reserves of oil, condense and gas. The estimated future net revenue is computed by applying the year end prices of oil and gas (including price changes that are fixed and determinable) and current costs of development production to estimated future production assuming continuation of existing economic conditions. The values expressed are estimates only, without actual long- term production to base the production flows, and may not reflect realizable values or fair market values of the oil and gas ultimately extracted and recovered. The ultimate year of realization is also subject to accessibility of petroleum reserves and the ability of the Company to market the products.

                                              ALLIED RESOURCES, INC.
                                       SCHEDULE OF SUPPLEMENTARY INFORMATION
                                             ON OIL AND GAS OPERATIONS
                                            December 31, 2001 and 2000



                                      Changes in the Standardized Measure of
                                     Discounted Future Cash Flows (Unaudited)

                                                                                       Years Ended
                                                                                       December 31,
                                                                                   2001                2000
                                                                                   ----                ----

Balance, beginning of year                                                 $     1,066,000          595,000
Sales of oil and gas produced net of production costs                             (214,000)       (417,000)
Net changes in prices and production costs                                      (1,058,000)       1,192,000
Extensions and discoveries, less related costs                                          -                 -
Purchase and sales of minerals in place                                           197,000                 -
Revisions of estimated development costs                                            -                     -
Revisions of previous quantity estimate                                             -                     -
                      Accretion of discount                                       107,000            60,000
Net changes in income taxes                                                        351,000        (364,000)
                                                                                  --------          -------

Balance, end of year                                                            $   449,000       1,066,000
                                                                                   ========        ========

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Since Allied's inception, there have been no changes in accountants nor have there been any disagreements with Allied's current accountants regarding any matter of account principles or practices, financial statement disclosure, or auditing scope or procedure.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS

INDEX TO FINANCIAL STATEMENTS

                              No. Page Description

                    1. F-1 - 20 Allied audited balance sheets
                            and related statements of
                                   operations,
                          stockholder's equity, and cas
                            flows for the years ended
                                    December
                          31, 2001 and December 31, 200
                          with notes. Allied unaudited
                           balance sheets and related
                            statements of operations,
                                  stockholder's
                          equity, and cash flows for th
                           period ended September 30,
                                      2002.

                                INDEX TO EXHIBITS


                              No. Page Description

                      3(i) 25 Articles of Incorporation of
                                         the Allied, a Nevada corporation
                            dated February 12, 2002.

                      3(ii) 27 Bylaws of Allied adopted on
                                          February 12, 2002

                       10(i) 38 Oil and gas well Operating
                                         Agreement between Allied and Allstate
                                         Energy Corporation dated May 1, 1996.

                      10(ii) 47 Drilling Agreement between
                                         Allied and Allstate Energy
                                         Corporation dated March 4, 2002.

                                10(iii) 53 Escrow
                                    Agreement
                                     between
                                    Ruairidh
                                  Campbell, Dr
                                     Stewart
                                    Jackson,
                                   Yvonne Cole
                                   and Allied
                                   dated June
                                    18, 1999.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of December 2002.

                                                    Allied Resources, Inc.

                                                     /s/ Ruairidh Campbell
                                                    Name: Ruairidh Campbell
                                                    Title: President, Chief Financial Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

                                 Signature Title
                                                                                        Date

/s/ Ruairidh Campbell                       President/Director                          December 20, 2002
--- -------- --------
Ruairidh Campbell

                   /s/ Dr. Stewart Jackson Secretary/Director
                             --- --- ------- -------
                                                                                        December 20, 2002
Dr. Stewart Jackson

                        /s/ Dr. Hartmut Henning Director
                             --- --- ------- -------
                                                                                        December 20, 2002
                               Dr. Hartmut Henning

                                  EXHIBIT 3(i)
                            ARTICLES OF INCORPORATION
                            OFTICLES OF INCORPORATION
                            ALLIED RESOURCES, INC.ON
                            ALLIED RESOURCES, INC.ON
          FIRST. The name of the corporation shall be Allied Resources,
                           Inc.

            SECOND. The resident agent and registered office located
                           within the State of Nevada is:

                                  Peter Stumpf
                        920 Sierra Vista Drive, Apt. C10
                                    Las Vegas
                                  Nevada 89109

          THIRD. The purpose for which this corporation is formed is fo transacting any lawful business,
                           or promoting or conducting any legitimate object or purpose, under and subject to the laws of the State of Nevada.

          FOURTH. The stock of the corporation consists of common stock in the amount of fifty million
                           (50,000,000) shares having par value of $0.001 each. There shall be no cumulative voting by shareholders.

             FIFTH. The corporation, by action of its directors, and
                           without action by its shareholders, may
                           purchase its own shares in accordance with the provisions of the Nevada Corporations Code. Such purchases may be made either in the open marker or at a public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation and at such prices as the directors shall from time to time determine.

          SIXTH, No holder of shares of the corporation of any class, a such, shall have any preemptive
                           right to purchase or subscribe for shares of the corporation, of any class, whether now or hereafter authorized.

          SEVENTH. The board of directors shall consist of no fewer tha one member and no more than
                           seven members. The initial board of directors shall consist of the following members (with their addresses indicated) as follows:

                                Ruairidh Campbell
                              600 Westwood Terrace
                               Austin, Texas 78746

                               Dr. Stewart Jackson
                                 1183 Ross Road
                             Bard, California 92222

                                 Hartmut Henning
                              2837 West 3rd Avenue
                   Vancouver, British Columbia, Canada V6K 1M8

                                 Paul Goodnight
                                   P.O. Box 29
                         Smithville, West Virginia 26178

          EIGHTH. No officer or director shall be personally liable to the corporation or its shareholders
                           for money damages except as provided pursuant to the Nevada
                           Corporations Code.

             NINTH. The name and address of the incorporator of the
                           corporation is as follows:

                                Ruairidh Campbell
                              600 Westwood Terrace
                               Austin, Texas 78746

 IN WITNESS WHEREOF these Articles of Incorporation are hereby executed this 12th day of
February, 2002.

                             Allied Resources, Inc.


                              /s/ Ruairidh Campbell
                         Ruairidh Campbell, Incorporator

                                  EXHIBIT 3(ii)
                                     BYLAWS
                                     BYLAWS
                                      OFAWS
                                      OFAWS
                                             ALLIED RESOURCES, INC.
                                             ALLIED RESOURCES, INC.
                                             ARTICLE 1SOURCES, INC.
                                             ---------
                             Offices 1SOURCES, INC.
                             Offices 1SOURCES, INC.
                                       --
                Section 1.01 -- Principal And Registered Office.

 The principal and registered office for the transaction of the business of the Corporatio is hereby fixed and
located at: 920 Sierra Vista Drive, Las Vegas, Nevada 89109. The Corporation may
have such other offices, either within or outside the State of Nevada as the
Corporation's board of directors (the "Board") may designate or as the business of the Corporation may require from time to time.

 Section 1.02 -- Other Offices.

 Branch or subordinate offices may at any time be established by the Board at any place or places wherein the Corporation is qualified to do business.

                                   ARTICLE 2 n
                           Meetings of Shareholders n

 Section 2.01 -- Meeting Place.

 All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or outside the State of Nevada which may be designated either by the Board, pursuant to authority hereinafter granted, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the secretary of the Corporation.

 Section 2.02 -- Annual Meetings.

 A. The annual meetings of shareholders shall be held on the anniversary date of the date of incorporation at the hour of 2:00 o'clock p.m., commencing with the year 2003, provided, however, that should the day of the annual meeting fall upon a legal holiday, then any such annual meeting of shareholders shall be held at the same time and place on the next business day thereafter which is not a legal holiday.

 B. Written notice of each annual meeting signed by the president or vice president, or the secretary, or an assistant secretary, or by such other person or persons as the Board may designate, shall be given to each shareholder entitled to vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the Corporation or given by him to the Corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him if sent by mail or other means of written communication addressed to the place where the principal office of the
Corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto, or published, not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.
 C.  Failure to hold the annual meeting shall not constitute dissolution or forfeiture of the Corporation, and a special meeting of the shareholders may take the place thereof.

 Section 2.03 -- Special Meetings.

 Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the Board, or by one or more shareholders holding not less that ten percent (10%) of the voting power of the Corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

 Section 2.04 -- Adjourned Meetings And Notice Thereof.

 A. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

 B. When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

 Section 2.05 -- Entry Of Notice.

 Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholder, as required by law and these bylaws.

 Section 2.06 -- Voting.

 At all annual and special meetings of shareholders, each shareholder entitled to vote thereat shall have one vote for each share of stock so held and represented at such meetings, either in person or by written proxy, unless the Corporation's articles of incorporation ("Articles") provide otherwise, in which event, the voting rights, powers and privileges prescribed in the Articles shall prevail. Voting for directors and, upon demand of any shareholder, upon any question at any meeting, shall be by ballot. If a quorum is present at a meeting of the shareholders, the vote of a majority of the shares represented at such meeting shall be sufficient to bind the corporation, unless otherwise provided by law or the Articles.

 Section 2.07 -- Quorum.

 The presence in person or by proxy of the holders of thirty three and one third percent (33 1/3%) of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

 Section 2.08 -- Consent Of Absentees.

 The transactions of any meeting of shareholders, either annual or special, however called and notice given thereof, shall be as valid as though done at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before of after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of such meeting.

 Section 2.09 -- Proxies.

 Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the Corporation; provided however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

 Section 2.10 -- Shareholder Action Without A Meeting.

 Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a written consent thereto is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by this written consent need a meeting of shareholders be called or notice given. The written consent must be filed with the proceedings of the shareholders.

                                    ARTICLE 3
                               Board of Directors

 Section 3.01 -- Powers.

 Subject to the limitations of the Articles, these bylaws, and the provisions of Nevada corporate law as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by these bylaws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by, the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers:

 A. To select and remove all the other officers, agents and employees of the Corporation, prescribe such powers and duties for them as are not inconsistent with law, with the Articles, or these bylaws, fix their compensation, and require from them security for faithful service.

 B. To conduct, manage and control the affairs and business of the Corporation, and to make such rules and regulations therefore not inconsistent with the law, the Articles, or these bylaws, as they may deem best.

 C. To change the principal office for the transaction of the business if such change becomes necessary or useful; to fix and locate from time to time one or more subsidiary offices of the Corporation within or without the State of Nevada, as provided in Section 1.02 of Article 1 hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

 D. To authorize the issuance of shares of stock of the Corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital. To describe and determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, and qualifications and rights of any Preferred Stock to be issued by the Corporation.

 E. To borrow money and incur indebtedness for the purposes of the Corporation, and to cause to be executed and delivered therefore, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidences of debt and securities therefore.

 F. To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the Board in management of the business and affairs of the Corporation, except the power to declare dividends and to adopt, amend or repeal bylaws. The executive committee shall be composed of one or more directors.

 Section 3.02 -- Number And Qualification Of Directors.

 The authorized number of directors of the Corporation shall not be less than one (1) nor more than seven (7).

 Section 3.03 -- Election And Term Of Office.

 The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

 Section 3.04 -- Vacancies.

 A. Vacancies in the Board may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected or appointed shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

 B. A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

 C.  The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors.

 D.  No reduction of the authorized number of directors shall have the effect of removing any director unless also authorized by a vote of the shareholders.

                                    ARTICLE 4
                       Meetings of the Board of Directors

 Section 4.01 -- Place Of Meetings.

 Regular meetings of the Board shall be held at any place within or without the State of Nevada which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation, regular meetings shall be held at the principal office of the Corporation. Special meetings of the Board may be held either at a place so designated, or at the principal office. Failure to hold an annual meeting of the Board shall not constitute forfeiture or dissolution of the Corporation.

 Section 4.02 -- Organization Meeting.

 Immediately following each annual meeting of shareholders, the Board shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

 Section 4.03 -- Other Regular Meetings.

 Other regular meetings of the Board shall be held, whether monthly or quarterly or by some other schedule, at a day and time as set by the president; provided however, that should the day of the meeting fall upon a legal holiday, then such meeting shall be held at the same time on the next business day thereafter which is not a legal holiday. Notice of all such regular meetings of the Board is hereby required.

 Section 4.04 -- Special Meetings.

 A.  Special meetings of the Board may be called at any time for any purpose or purposes by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two directors.
 B. Written notice of the time and place of special meetings shall be delivered personally to each director or sent to each director by mail (including overnight delivery services such as Federal Express) or telegraph, charges prepaid, addressed to him at his address as it is shown upon the records of the
Corporation, or if it is not shown upon such records or is not readily ascertainable, at the place in which the regular meetings of the directors are normally held. No such notice is valid unless delivered to the director to whom it was addressed at least twenty-four (24) hours prior to the time of the holding of the meeting. However, such mailing, telegraphing, or delivery as above provided herein shall constitute prima facie evidence that such director received proper and timely notice.

 Section 4.05 -- Notice Of Adjournment.
                 ------ -- -----------

 Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

 Section 4.06 -- Waiver Of Notice.

 The transactions of any meeting of the Board, however called and noticed or wherever held, shall be as valid as though a meeting had been duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

 Section 4.07 -- Quorum.

 If the Corporation has only one director, then the presence of that one director constitutes a quorum. If the Corporation has only two directors, then the presence of both such directors is necessary to constitute a quorum. If the Corporation has three or more directors, then a majority of those directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. A director may be present at a meeting either in person or by telephone. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles.

 Section 4.08 -- Adjournment.

 A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn such meeting only until the time fixed for the next regular meeting of the Board.

 Section 4.09 -- Fees And Compensation.

 Directors shall not receive any stated salary for their services as directors, but by resolution of the Board, a fixed fee, with or without expenses of attendance, may be allowed for attendance at each meeting. Nothing stated herein shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefore.

 Section 4.10 -- Action Without A Meeting.

 Any action required or permitted to be taken at a meeting of the Board, or a committee thereof, may be taken without a meeting if, before or after the action, a written consent thereto is signed by all the members of the Board or of the committee. The written consent must be filed with the proceedings of the Board or committee.

                                    ARTICLE 5
                                    Officers

 Section 5.01 -- Executive Officers.

 The executive officers of the Corporation shall be a president, a secretary, and a treasurer/chief financial officer. The corporation may also have, at the direction of the Board, a chairman of the Board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section
5.03 of this Article. Officers other than the president and the chairman of the board need not be directors. Any one person may hold two or more offices, unless otherwise prohibited by the Articles or by law.

 Section 5.02 -- Appointment.

 The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.03 and 5.05 of this Article, shall be appointed by the Board, and each shall hold his office until he resigns or is removed or otherwise disqualified to serve, or his successor is appointed and qualified.

 Section 5.03 -- Subordinate Officers.

 The Board may appoint such other officers as the business of the Corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

 Section 5.04 -- Removal And Resignation.

 A.  Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board.

 B. Any officer may resign at any time by giving written notice to the Board or to the president or secretary. Any such resignation shall take effect on the date such notice is received or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

 Section 5.05 -- Vacancies.

 A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

 Section 5.06 -- Chairman Of The Board.

 The Chairman of the Board, if there be such an officer, shall, if present, preside at all meetings of the Board, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board or prescribed by these bylaws.

 Section 5.07 -- President.

 Subject to such supervisory powers, if any, as may be given by the Board to the Chairman of the Board (if there be such an officer), the president shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. He shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board. He shall be an ex-officio member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board or these bylaws.

 Section 5.08 -- Vice President.

 In the absence or disability of the president, the vice presidents, in order of their rank as fixed by the Board, or if not ranked, the vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board or these bylaws.

 Section 5.09 -- Secretary.

 A. The secretary shall keep, or cause to be kept, at the principal office or such other place as the Board may direct, a book of (i) minutes of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present and absent at directors' meetings, the number of shares present or represented at shareholders' meetings, and the proceedings thereof; and (ii) any waivers, consents, or approvals authorized to be given by law or these bylaws.

 B. The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing (i) the name of each shareholder and his or her address; (ii) the number and class or classes of shares held by each, and the number and date of certificates issued for the same; and (iii) the number and date of cancellation of every certificate surrendered for cancellation.

 C. The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board required by these bylaws or by law to be given, and he shall keep the seal of the Corporation, if any, in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

 Section 5.10 -- Treasurer/Chief Financial Officer.

 A. The treasurer/chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

 B. The treasurer/chief financial officer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these bylaws.

                                    ARTICLE 6
                                  Miscellaneous

 Section 6.01 -- Record Date And Closing Stock Books.

 The Board may fix a time in the future, for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Corporation after any record date fixed as herein set forth. The Board may close the books of the Corporation against transfers of shares during the whole, or any part, of any such period.

 Section 6.02 -- Inspection Of Corporate Records.

 The share register or duplicate share register, the books of account, and records of proceedings of the shareholders and directors shall be open to inspection upon the written demand of any shareholder or the holder of a voting trust certificate, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder or as the holder of a voting trust certificate, and shall be exhibited at any time when required by the demand of ten percent (10%) of the shares represented at any shareholders' meeting. Such inspection may be made in person or by an agent or attorney, and shall include the right to make extracts. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary, or assistant secretary, and shall state the reason for which inspection is requested.

 Section 6.03 -- Checks, Drafts, Etc.

 All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board.
 Section 6.04 -- Annual Report.

 The Board shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

 Section 6.05 -- Contracts: How Executed.

 The Board, except as otherwise provided in these bylaws, may authorize any officer, officers, agent, or agents, to enter into any contract, deed or lease, or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or render it liable for any purpose or for any amount.

 Section 6.06 -- Certificates Of Stock.

 A certificate or certificates for shares of the capital stock of the Corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signatures of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

 Section 6.07 -- Representations Of Shares Of Other Corporations.
 The president or any vice president and the secretary or assistant secretary of this Corporation are authorized to vote, represent, and exercise on behalf of this Corporation, all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

 Section 6.08 -- Inspection Of Bylaws.

 The Corporation shall keep in its principal office for the transaction of business the original or a copy of these bylaws, as amended or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

 Section 6.09 -- Indemnification.

 A. The Corporation shall indemnify its officers and directors for any liability including reasonable costs of defense arising out of any act or omission of any officer or director on behalf of the Corporation to the full extent allowed by the laws of the State of Nevada, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

 B. Any indemnification under this section (unless ordered by a court) shall be make by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because the officer or director has met the applicable standard of conduct. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, regardless of whether or not such a quorum is obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the stockholders.

                                    ARTICLE 7
                                   Amendments

 Section 7.01 -- Power Of Shareholders.

 New bylaws may be adopted, or these bylaws may be amended or repealed, by the affirmative vote of the shareholders collectively having a majority of the voting power or by the written assent of such shareholders.

 Section 7.02 -- Power Of Directors.

 Subject to the rights of the shareholders as provided in Section 7.01 of this Article, bylaws other than a bylaw, or amendment thereof, changing the authorized number of directors, may also be adopted, amended, or repealed by the Board.

 Certificate

 The undersigned does hereby certify that the undersigned is the President of the Corporation as named at the outset in these bylaws, a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing bylaws of said corporation were duly and regularly adopted as such by the board of directors of the Corporation at a meeting of said Board, which was duly held on the12th day of February, 2002, that the above and foregoing bylaws are now in full force and effect.

 DATED this 12th day of February, 2002



 /s/ Ruairidh Campbell
 Ruairidh Campbell, President

 EXHIBIT 10(i)
                           OPERATING AGREEMENT BETWEEN

                         ALLSTATE ENERGY CORPORATION AND

                         GENERAL ALLIED OIL AND GAS CO.

 THIS AGREEMENT made and entered into effective as of the 1st day of May, 1996, by and between ALLSTATE ENERGY CORPORATION, hereinafter called Operator, and GENERAL ALLIED OIL AND GAS CO. hereinafter called Non-Operator.

 1. EXHIBITS:

 2.
Exhibit A is a schedule of certain leases and rights of way conveyed which are located in Gilmer and Ritchie Counties, West Virginia.

 3.
Exhibit B is a schedule of wells made subject to this agreement specifying the lease, the API number and the well name.

 2. DEFINITIONS:

 (a)
REWORKING OPERATIONS shall mean and include any and all operations designed to secure, restore, or improve production through use of a hole previously drilled including (but not limited to) re-drilling, directional drilling, deepening to test deeper strata, plugging back to test high strata, and mechanical or chemical treat of any horizon.

 (b)
HYDROCARBONS AND PRODUCTION shall mean and include petroleum, oil distillate, condensate, gasoline, asphaltum, gas, propane, butane, iso-butane, pentanes and other fractions, and all other commercially valuable substances produced through oil, gas or distillate wells.

 (c)
GROSS RECEIPTS shall mean all income received fro production of the wells and also any other payments which are received from any source whatsoever, including condemnation payment; payment for damages; payment received from governmental sources, and all payments received for well operations from other fractional interest owners in the well.

 3. GENERAL PURPOSE: Said wells shall be developed and operated for the exploration,
    ------- -------
development, and production of hydrocarbons therefrom, by Operator for the benefit of the parties hereto.

 4. SHARING OF COSTS AND EXPENSES:
    ------- -- ----- --- ---------

 (a)
Operator to perform all routine maintenance and service work to each well; perform all accounting including distributions to well interest owners and tax reporting; receive all gross receipts. For said services Operator is to be paid the monthly sum of $125.00 per well.

 (b)
Operator shall be reimbursed for all expenses incurred in excess of the normal operating costs.

 5. OWNERSHIP OF GROSS RECEIPTS: All receipts and other benefits resulting from
    --------- -- ----- ---------
operation hereunder shall be owned by the parties in proportion to their interest in the well.

 6. MACHINERY AND EQUIPMENT: Title to all machinery, equipment and other property
    --------- --- ----------
placed upon or affixed to said wells, pursuant to this agreement, shall be held by the party or parties in proportion to their interest in the well.

 7. SHARE OF SALVAGE: Each party's share of the salvage or the salvage value of any machine, equipment or other property placed upon or affixed to said wells, pursuant to this agreement, shall be held by the party's in proportion to their interest in the well.

 8. CHARGES; ACCOUNTING PROCEDURE: Operator shall pay all expenses, taxes and
    -------- ---------- ----------
liabilities incurred pursuant hereto, and shall charge each of the parties hereto with his or its respective proportionate share.

 9. OPERATION OF PREMISES: The Operator shall have the exclusive charge and control of and shall carry on and conduct development and operations for production of hydrocarbon from said wells, which operation shall be conducted in accordance with the terms and provisions of all state and federal regulations and the provisions of the applicable leases. Any expenditure proposed by Operator in the operation of the premises requiring capital expenditures in excess of $5,000.00 will not be incurred until after Operator notifies all Non-Operators of the details of said expenditure. Unless more than fifty percent (50%) of the interest holders object within fifteen days after the notice is mailed, then the expenditure shall be made.

 10. INDEPENDENT OPERATIONS:
     ----------- -----------

 (a)
In the event that the parties hereto do not agree with the Operator, as provided in Section 9 hereof, for the proposed drilling of additional well or wells expressly covered by this agreement, or in the event that the parties hereto cannot agree as provided in Section 10 hereof, upon the reworking of any well which is not producing oil or gas in quantities sufficient to pay the cost of operation thereof, then the well shall be plugged or the dissenting parties shall select a new Operator as provided in Paragraph 21 of this agreement.

 11. ABANDONMENT OF WELLS: No well which is producing or has once produced shall be abandoned without the consent of a majority of the parties hereto; provided, however, that if the parties are unable to agree as to the abandonment of any well, then the party or parties not desiring to abandon the well shall tender to each of the parties desiring to abandon the proportionate share to each dissenting party, the salvage value of the materials and equipment therein, together with all of his or its rights in the working interest from the surface of the ground down to and including the pool or one in which such well is then completed in the area prescribed therefore. Such prescribed area shall be (1) the area allocated to such well by any valid spacing order of the Sate of other Governmental authority in the State in which the well is located; (2) if there be no such spacing order or spacing pattern, then the 10 acre legal subdivision (or lot approximating the same) embracing such well if it is an oil well, or the 320 acre legal subdivision if such well is a gas well. If there is more than one Non-abandoning party, such assignment shall un in favor of the Non-abandoning parties in proportion to their respective interests.

 12. PAYMENT OF ROYALTIES: Royalties shall be paid by Operator from net production payments as often as specified in the lease or least once quarterly provided, however, that no payment need be made if rthe amount owing is less than $10.00 until the interest holder is due $10.00 or more and then only when the royalty payments are customarily made.

 13. TAXATION: Operator shall file returns and pay all taxes on all real and personal property including minerals subject to this agreement, and shall pay all taxes and assessments on or measured by the production of hydrocarbons from said wells, and shall charge same to the well account. If the interest of any party or parties hereto shall change during any fiscal tax year, such change in interest shall be apportioned and prated as between the parties affected.

 Each of the parties hereto elects, under the authority of Section 761 (a) of the Internal Revenue Code of 1954, to be excluded from the application of all of the provisions of Subchapter K of Chapter 1 of Subtitle A of the Internal Revenue Code of 1954. If the income tax laws of West Virginia contained in the Subchapter of the Internal Revenue Code of 1954 above referred to under which a similar election is permitted, each of the parties agrees that such election shall be exercised.

 Each party authorizes and directs the Operator to execute such an election or elections on their behalf and to file the election with the proper government office or agency. If requested by the Operator so to do, each party agrees to execute and join in such election.

 14. INSURANCE:

 (b)
Operator shall procure and maintain Worker's Compensation and other insurance as required by the laws of West Virginia and Liability Insurance in the amount of not less than $300,000.00 covering all operations for the common account. The premiums therefore shall be treated as a part of the cost of development and operations; provided, however, that if the Operator qualifies legally as a self insurer under the Worker's Compensation Act of West Virginia, then the Operator may itself carry the risk under such Act, and in that event Operator shall hold the Non- Operator free and harmless from liability under said Act, and may include as a part of the actual cost of development and operations, in lieu of the premiums therefore, but in no event exceed the insurance manual rates established by the Rating Bureau of West Virginia.

 (c)
No other insurance shall be carried by the Operator for the benefit of the joint operation.

 15. RECORDS: Operator shall keep an accurate and itemized record of production, expenditures and costs arising out of the operations on said wells. All of such records, including invoices, cancelled checks, contracts, purchase orders, and other data pertaining to the operation of the wells hereunder and shall be open to inspection by Non-Operator at anytime during business hours upon at least seven days notice.

 16. LAWS, REGULATIONS, ETC.: Operator shall abide by and conform to all laws and regulations applicable to its operations, shall carry on all operations in a workmanlike manner and in accordance with good oil field practices, shall conduct operations hereunder in accord with the provisions of the applicable leases and other existing agreements, and shall keep said wells, and all personal property and equipment used thereon free and clear of all liens and encumbrances on account of any claim arising out of its operations hereunder. Operator shall not be liable for the result of any error in judgment or for any loss or damage to any jointly owned property not caused by Operator's willful misconduct or gross negligence.

 17. SURPLUS MATERIAL: Surplus material and equipment from said wells, which in the judgment of Operator is no longer necessary for the development and operation thereof, may be disposed of by Operator in the following order of priority: (a) division in kind among the parties hereto desiring such material and equipment, (b) by sale to party or parties to this agreement, or (c) by sale to third parties for the benefit fo all parties hereto.

 18. OPERATOR'S LIEN: Operator shall have lien on the respective interest of each Non- Operator hereunder, including each Non-Operator's interest in the oil and gas produced hereunder, the proceeds thereof, and the material and equipment jointly owned hereunder, to secure Operator in the payment of any sum due to Operator provided shall not extend to any royalty rights attributable to any interest subjected hereto.

 19. SURRENDER OF LEASES: No lease covered by this agreement shall be surrendered in whole or in part unless the parties mutually consent thereto. Should any party at any time desire to surrender any lease or leases subject hereto and the other party or parties should not agree or consent to such surrender, the party desiring to so surrender shall assign all of his or its interest in such lease or leases and the wells, material and equipment located thereon to the party or parties not desiring to surrender and thereupon such assigning party shall be relieved from all obligations thereafter accruing (but theretofore accrued) hereunder in relation to such lease or leases. From and after the making of such assignment the assigning party shall have no further interest in the lease or leases assigned or in the equipment thereon, but shall be entitled to be paid for his or its interest in any material thereon at its reasonable value. If such assignment shall run in favor of more than one party hereto, the interest covered thereby shall be shared by such parties in the proportions that the interest of each party assignee bears to the total interest of all parties and assignee.

 20. SALE OF INTEREST:
     ---- -- ---------

 (a)
No sale or assignment of any party's interest subject to this agreement shall be effective unless within a period of not less than 10 days nor more than 90 days prior to such sale or assignment, such party has made a written offer to sell or assign such interest to the other parties hereto on the same or more favorable terms as are embodied in such sale or assignment, and the other parties hereto have failed to accept such offer within a period of 10 days from the receipt thereof.

 (b)
The limitations of subdivision (a) of this Section shall not apply where any party hereto desires to dispose of his or its interest by merger, reorganization, consolidation, dissolution, or sale of all his or its assets in West Virginia or a sale of his or its interest hereunder to a subsidiary or parent company, or a subsidiary of a parent company, or to any company in which any one party hereto owns a majority of the stock.

 (c)
No such sale or assignment shall be effective except as to a sale or assignment of all of the undivided interest held by such party under this agreement, including all of said party's interest in the wells then subject to this agreement.

 (d)
No such sale or assignment shall be effective unless the third party acquiring such interest shall agree in the instrument of transfer to be substituted hereunder to the extent of such interest in lieu of the party whose interest has been sold, and unless such transfer shall provide that said party shall become a party hereto and shall assume all of the obligations and liabilities hereunder of the party so selling as to the interest sold. No mortgage, deed of trust, or other hypothecation of any interest committed hereto shall be effective unless such hypothecation is expressly made subject and subordinate to the agreement.

 (e)
All income taxes, corporate franchise taxes associated with the escrow account or other taxes will be paid from the amount in the account. Operator is given the right to pool the escrow accounts for each well into a single fund but the proceeds belonging to each well will be accounted for on an individual basis.

 21. SELECTION OF A NEW OPERATOR: In the event the Non-Operator desires to replace Operator, Non-Operator shall specify the acts of Operator which are claimed to be in violation of good oil field practices. If there is a disagreement between Operator and Non-Operator as to whether Operator has performed in accordance with good oil field practices, such disagreement shall be determined in accordance with the rules and regulations of the American Arbitration Association. In the event Non-Operator shall be successful in obtaining a favorable decision to replace Operator, Non-Operator shall then be obligated, if the Operator so elects, to purchase at fair market value, Operator's interest in said well; provided, however, Operator shall have first option at Operator's sold discretion to purchase at fair market value, the interest held by the Non- Operator in said wells.

 22. NO PARTITIONING: Each of the parties hereto, for itself, its successors and assigns, does hereby waive its right to bring an action for partition of its interest in real or personal property held subject tot this agreement, and each does hereby covenant that during the existence of the agreement no party hereto shall at any time resort to any action at law or in equity to partition the real or personal property, or any thereof, subject to this agreement.

 23. TYPE OF LIABILITY AND RELATIONSHIP: The liability of the parties hereto shall be several and not joint or collective, and each party shall be responsible only for its proportionate share of the costs and liabilities incurred hereunder. It is not the purpose or intention of the agreement to create any partnership or mining partnership and neither this agreement nor the operations hereunder shall be construed or considered as creating any such relationship.

 24. FORCE MAJEURE: The obligations of any party hereunder in any capacity shall be suspended during the time and to the extent that such party is prevented from complying with its obligations hereunder in part or in whole by strikes, lock-outs, act of God, laws or regulations of governmental bodies or agencies, unavoidable accidents, delays in transportation, inability to obtain necessary materials in the open market, or any other cause except financial whether similar or dissimilar to these specifically enumerated, beyond the reasonable control fo the party affected.

 25. TERMS OF AGREEMENT: All notices that are required or authorized to be given hereunder, except as may be otherwise specifically provided herein, shall be given in writing by United States mail or commercial telegram, postage or charges prepaid, and addressed to the party to whom such notice given as set forth in EXHIBIT B. Any notice to be given under any provision hereof shall be deemed effective when received by the party to whom such notice is directed, and the time for such party to give any response thereto shall run from the date such notice is received.

 27. MEETINGS: Meetings of the parties hereto shall be held when called by Operator; Operator shall call a meeting within five days after receipt of request to do so from any party hereto; copy of such request shall be given to each party hereto. If Operator then fails to call such a meeting, any party hereto may thereupon call such a meeting. Meetings shall be held upon not less than five days' notice to each party, designating the time and place of each meeting.

 28. ESCROW ACCOUNT: Operator shall have the right if it elects to establish an escrow account for capital improvements and / or plugging for each well by deducting from the income of the well an amount not to exceed 25 of the net income until the account for a particular well equals $5,000.00. The account shall be placed on interest and all interest shall be accumulated in said account to provide for inflation. Said funds may be expended at Operator's discretion for capital improvements or for plugging of well when the time arises. If funds are used for capital improvement, then additional deductions shall be made to replenish the account back to $5,000.00 as aforesaid.

 29.  TITLES: Any loss of title whether by title failure, by lease termination, or otherwise, shall
      -------
be deemed to be a joint loss by all parties hereto, and there shall be no re-adjustment of interests based upon thereon.

 30. WARRANTY: Any assignment, re-assignment, release, quitclaim, or surrender of interest covered by the agreement or made pursuant hereto shall contain no warranty of any kind except as express warranty that the interest conveyed is free and clear of any encumbrance, lien, assignment or burden of any kind created, allowed, or caused by the party so assigning, re- assigning releasing, quitclaiming, or surrendering.

 31.  SUCCESSORS AND ASSIGNS: This agreement and all of its terms, provisions, covenants
      ---------- --- -------
and conditions shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto, and shall be deemed to be covenants running with the wells subject hereto.

 32.  TITLE HEADINGS: The title headings of the respective sections of this agreement are
      ----- ---------
inserted for convenience only and shall not ve deemed to be a part of this agreement or considered in construing this agreement.

 33.  COUNTERPARTS: This agreement may be executed in any number of counterparts with
      -------------
the same force and effect as if all parties had executed the same instrument.

 WITNESS the following signatures and seals the day, month and year first hereinabove written.



 ALLSTATE ENERGY CORPORATION



 BY /s/ Paul Goodnight

Its President
 Operator



 GENERAL ALLIED OIL AND GAS CO.



 BY /s/ Izzy Wolfe
 Its President

 EXHIBIT 10(ii)


                               DRILLING AGREEMENT FOR ALO 2002 PROGRAM - GILL #3


 THIS AGREEMENT made and entered into this 4th day of March, 2002, by and between ALLSTATE between ALLIED RESOURCES, INC., a West Virginia Corporation, hereinafter called Allied, and ALLSTATE ENERGY CORPORATION, a corporation, hereinafter called Allstate.

 WHEREAS, Allied and Allstate are joint Assignees and holders of certain mineral interests on n the 99 acre Gill lease located on Rock Lick Run, Murphy District, Ritchie County, West Virginia, on which Allied desires to have an oil and/or gas well drilled; and WHEREAS Allied desires to contract with Allstate for the drilling and operation of said oil and/or gas well on the specific property and for completing, equipping, connecting and operating said well for the commercial production of oil and/or natural gas.

 NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable considerations, the parties hereto agree as follows:

 1. Drilling and Completion.
    -------- --- -----------

 (a) Allstate firmly binds and obligates itself to commence or cause to be commenced, initial operations for the drilling of said well on an individual basis on or before May 1, 2002, subject to the availability of contracted drilling equipment. Said well location to be selected by Allstate in a manner congruent with prudent oil field practice. Allstate shall then prosecute the drilling of such well in a diligent and workmanlike manner to a depth sufficient to test the Benson and Alexander Sands. The well shall be drilled, fractured and logged in a timely manner. Allstate further agrees to abide by and fully comply with all West Virginia and Federal laws and regulations, together with all rules and regulations of any governmental agency having jurisdiction in the area or field in which such operations are performed. In addition thereto, said well shall be tied into the gas distribution
 system in a timely fashion as authorization is secured from transmission companies.

 (b) Allstate shall perform special fracturing procedures consisting of three or more stages, depending on formations encountered, insertion under pressure of a minimum of 1000000 SCF N2, 1000 HHP pumper, blender, 3 HV nitrogen pumpers, 100000# sand, 60 quality foam, water, acid and other chemicals as required to properly treat the well.

 (c) Allstate shall furnish all gathering lines. Allstate guarantees that each well may be connected to a transmission line $0 that production from said well may be commercially marketable within a reasonable distance from said well.

 2. Information.

 In connection with the drilling of said well, Allied's representative shall have full and complete access to the well location, derrick floor, driller's logs, electrical logs, cores and any other such information gained by the drilling of such well under this Agreement and Allstate shall furnish Allied periodic drilling reports specifying depth, formations encountered and any signs of oil and/or natural gas.

 3. Abandonment of Dry Hole.

 The decision to complete or plug and abandon any individual well shall be made by Allstate in the exercise of its good faith judgment in accordance with sound oil field practices and shall be subject to the approval of Allied. Allstate shall. promptly notify Allied of its decision to abandon and plug any well, specifying the reason or reasons therefore. The foregoing notwithstanding, if the well is not completed, Allstate shall plug and abandon the well in accordance with all requirements of law and shall properly restore the drill site and its surrounding area.

 4. Drilling and Completion Costs.

 For the turnkey price for the well, Allstate shall provide all services, equipment, labor and material necessary or desirable to drill, equip, connect and complete the well including the services set forth in
 Exhibit 1 attached hereto and made a part hereof. The price for said well shall be payable in cash in accordance with the schedule appearing as Exhibit 2 attached hereto and made a part hereof. It is agreed by the parties hereto that a total turnkey sum equal to the amount of
$250,000.00 shall be the price for said well. Allied shall assume a fifty percent 50% working interest in said well, rendering the total sum due Allstate from Allied for said well to be $125,000.00. Allstate shall retain the remaining fifty percent 50% working interest in said well and shall be responsible for the remaining $125,000.00 cost of said well. Allied recognizes and acknowledges that total turnkey price is structured so as to include compensation for services performed by Allstate's men and equipment, for Allstate's supervision and expertise, and as a consideration for Allstate's assumed risk and liability.

 5. Governing Law.
 All matters relating to the validity of, construction of, interpretation of and performance under this Agreement shall be determined in accordance with the laws of the State of West Virginia. It is further understood and agreed between the parties that all sums due and payable hereunder are due and payable in Smithville, West Virginia. It is agreed and understood by parties hereto that all dollar amounts herein referred to are United States currency.

 6. Amendments.

 Any provision of this Agreement may be amended by a writing signed by the parties hereto. Either party may extend the time for or waive the performance of any of the obligations of the other party hereto, waive any inaccuracy herein or waive compliance by the other party hereto with any of the terms and conditions contained herein. Any such extension or waiver shall be in writing and signed by both parties hereto. The Section headings in this Agreement are for reference purposes only and shall not be deemed to affect the interpretation or construction of this Agreement.

 7. Notices.

 Any notice required or permitted to be given pursuant hereto shall be given in writing and either delivered in person or forwarded, postage prepaid, by United States first class mail, addressed to the parties at their respective addresses, or to such other address as either party hereto may designate in the aforesaid manner to the other.

 8. Operating Agreement.

 Upon completion of the well hereunder, Allstate and Allied agree that Allstate will operate the well subject to and in accordance with the terms and conditions of the Operating Agreement, with Amendments, as executed and delivered May 10,1996, in regards to properties known to both as the Ashland Acquisition. If any of the provisions of this Agreement and said Operating Agreement are inconsistent, the provisions of this Agreement shall in each instance prevail.

 9. Taxes.

 Allied and Allstate hereby expressly agree that no representation has been made by Allstate with respect to the Federal or State income tax aspects of the transaction contemplated by this
 Agreement.

 10. Insurance.

 Allstate shall carry and maintain in full force and effect the insurance required to comply with the West Virginia Workmen's Compensation, employer's liability and occupational disease laws
 and insurance of the types and in amounts as required by the State of West Virginia.

 11 .Counterparts.

 This Agreement may be executed in two or more counterparts, each of which may be deemed an original, but all of which together shall constitute one and the same instrument and this Agreement shall be fully enforceable without regard to the fact that any particular counterpart has not been executed by all parties hereto.

 12 Successors.

 The terms, covenants and conditions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

 IN WITNESS WHEREOF, the parties have signed and executed this Agreement as of the day and year first above written.


 ALLIED RESOURCES, INC.,
 a West Virginia Corporation

 By /s/ Ruairidh Campbell
 Its President


 ALLSTATE ENERGY CORPORATION,
 a Corporation,

 By /s/ Paul Goodnight
 Its President

                                                    EXHIBIT 1


 Allstate shall furnish all services, equipment, materials and labor, and all costs and risks incident thereto, necessary with respect to Allied's interest in the Gill #3 provided for in the Agreement, including, but not limited to, the following:

 1. Permit the well, survey and stake location, build necessary roads and prepare the locations for the well provided for.

 2. Furnish suitable drilling rig, drill pipe, and drill collars and all equipment and tools necessary to drill said well to its total depth, and move all equipment and materials in and out.

 3. Dig all pits necessary in drilling the well, and upon the abandonment thereof as a dry hole or completion as a producer, backfill said pits and restore surface to as near normal as possible.

 4. Pay for all surface or crop damages, if any, to respective landowners.

 5. Drill the well in a manner capable of providing for the running of production casing to total depth.

 6. Furnish, set and cement sufficient surface casing in said well, using sufficient cement for good returns at the surface.

 7. Furnish all drilling mud, chemicals, gel and diesel oil for mud additive as necessary to drill said well to total depth.

 8. Furnish such logs, cores, tests and other methods and tools of evaluation which a prudent operator would make to adequately determine whether a completion attempt should be made.

 9. Plug and abandon such well, if dry hole, including plugging permit, bond and back filling of pits and restoration of surface.

 10. Furnish all equipment and services necessary to complete said well as a producer into a central point of delivery, including, but not limited to, acquiring and installing (or having installed) production and service equipment necessary or required to deliver the hydrocarbons connected in accordance with this Agreement.

                                                    EXHIBIT 2

 Following execution of the foregoing agreement and fulfillment of terms thereof, Allstate shall charge to Allied, and Allied shall remit to Allstate, a sum equal to Allied's share of the contract turnkey price for said Gill #3 well. Interest shall be earned on accumulated charged sums at a heretofore agreed upon rate.

 In the event of a dry hole, an amount equal to one-fifth (1/5) established total price of said well shall not be charged or paid by either party hereto for that particular well.

 Allied and Allstate agree that the payment schedule for wells drilled hereunder shall be such that Allied forwards to Allstate an amount equal to one-half (1/2) contract price per well ($62,500.00) at the commencement of drilling of each particular well. Allied shall then remit the remaining one- half (1/2) amount due per well ($62.500.00) to Allstate at such a time as total depth of the said well is secured.

























 EXHIBIT 10(iii)

                                                 ESCROW AGREEMENT



 THIS AGREEMENT made as of the 18th day of June, 1999


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




 BETWEEN:
 Montreal Trust Company
 of 4th Floor, 510 Burrard Street
 Vancouver, British Columbia   V6E 3B9
 (hereinafter called the "Escrow Agent"

 OF THE FIRST PART

 AND:
 Allied Resources, Inc.
 of 1060-1090 West Georgia Street
 Vancouver, British Columbia   V6E 3V7
 (hereinafter called the "Issuer"

 OF THE SECOND PART

 AND:
 EACH SHAREHOLDER, as defined in the Agreement
 (hereinafter called the "Parties"

 OF THE THIRD PART

 WHEREAS the Shareholder has acquired or is about to acquire shares of the Issuer;

 AND WHEREAS the Escrow Agent has agreed to act as escrow agent in respect of the shares upon the acquisition of the shares by the Shareholder; AND WHEREAS the Escrow Agent has agreed to act as escrow agent in respect of these performance shares;

 NOW THEREFORE in consideration of the covenants contained in this agreement and other good and valuable consideration (the receipt and sufficiency of which is acknowledged), the Parties agrees as follows:









 6.
INTERPRETATION

 In this agreement;

 1.
"Acknowledgment" means the acknowledgment and agreement to be bound in the form attached as Schedule "A" to this agreement;

 2.
"Act" means the Securities Act, S.B.C. 1985, c. 83;

 3.
"Exchange" means the Vancouver Stock Exchange;

 4.
"Local Policy Statement 3-07" means the Local Policy Statement 3-07 in effect as of the date of reference of the agreement;

 5.
"Shareholder" means a holder of shares of the Issuer who executes this agreement or an
Acknowledgment;

 6.
"Shares" means the shares of the Shareholder described in Schedule "B" to this agreement, as amended from time to time in accordance with section 9;

 7.
"Superintendent" means the Superintendent of Brokers appointed under the Act; and

 8.
"Superintendent or the Exchange" means the Superintendent, if the shares of the Issuer are not listed on the Exchange, or the Exchange, if the shares of the Issuer are listed on the Exchange.

 7.
PLACEMENT OF SHARES IN ESCROW

 The Shareholder places the shares in escrow with the Escrow Agent and shall deliver the certificates representing the Shares to the Escrow Agent as soon as practicable.

 8.
VOTING OF SHARES IN ESCROW

 Except as provided by section 4(a), the shareholder may exercise all voting rights attached to the Shares.


 9.
WAIVER OF SHAREHOLDER'S RIGHTS

 The Shareholder waives the rights attached to the Shares:

 1.
to vote the Shares on a resolution to cancel any of the Shares,

 2.
to receive dividends, and

 3.
to participate in the assets and property of the Issuer on a winding up or dissolution of the Issuer.

 10.
ABSTENTION FROM VOTING AS A DIRECTOR

 A Shareholder that is or becomes a director of the Issuer shall abstain from voting on a directors' resolution to cancel any of the Shares.

 11.
TRANSFER WITHIN ESCROW

 1.
The Shareholder shall not transfer any of the Shares except in accordance with Local Policy Statement 3-07 and with the consent of the Superintendent or the Exchange.

 2.
The Escrow Agent shall not effect a transfer of the Shares within escrow unless the Escrow Agent has received

 1.
a copy of an Acknowledgment executed by the person to whom the Shares are to be transferred,
and

 2.
a letter from the Superintendent or the Exchange consenting to the offer

 3.
Upon the death or bankruptcy of a Shareholder, the Escrow Agent shall hold the Shares subject to this agreement for the person that is legally entitled to become the registered owner of the Shares.





 4.
Upon the death or bankruptcy of a Shareholder or upon the Shareholder ceasing to be a principal of the Issuer, upon a request by the board of directors of the Issuer on behalf of the Issuer, any Shares held by the Shareholder shall, in ac cordance with the direction of the Issuer, be transferred to a then current principal of the Issuer or surrendered to the Issuer for cancellation or other disposition by the Issuer, in each such case of transfer and surrender, for consideration paid to the Shareholder of $0.01 per Share or such higher price as the board of directors may determine.

 12.
RELEASE FROM ESCROW

 1.
The Shareholder irrevocably directs the Escrow Agent to retain the Shares until the Shares are released from escrow pursuant to subsection 2 or surrendered for cancellation pursuant to section 8.

 2.
The Escrow Agent shall not release the Shares from escrow unless the Escrow Agent has received a letter from the Superintendent or the Exchange consenting to the release.

 3.
The approval of the Superintendent or the Exchange to a release from escrow of any of the Shares shall terminate this agreement only in respect of the Shares so released.

 13.
SURRENDER FOR CANCELLATION

 1.
The Shareholder shall surrender the Shares for cancellation and the Escrow Agent shall deliver the certificates representing the Shares to the Issuer:

 1.
at the time of a major reorganization of the Issuer, if required as a condition of the consent to the reorganization by the Superintendent or the Exchange,

 2.
where the Issuer's shares have been subject to a cease trade order issued under the Act for a period of 2 consecutive years, or

 3.
where required by section 6(4).

 2.
Any Shares not released from the escrow hereby created before the expiration of five years from the date the Exchange accepts this agreement for filing shall be surrendered by the Shareholder for cancellation forthwith and the Issuer and the Escrow Agent hereby agree to take all such actions as may be necessary to expeditiously effect such cancellation.
 14.
AMENDMENT OF AGREEMENT

 1.
Subject to subsection (2), this agreement may be amended only by a written agreement among the Parties and with the written consent of the Superintendent or the Exchange.

 2.
Schedule "B" to this agreement shall be amended upon

 1.
a transfer of Shares pursuant to section 6,

 2.
a release of Shares from escrow pursuant to section 7, or

 3.
a surrender of Shares for cancellation pursuant to section 8, and the Escrow Agent shall note the amendment on the Schedule "B" in its possession.

 15.
INDEMNIFICATION OF ESCROW AGENT

 The Issuers and the Shareholders, jointly and severally, release, indemnify and save harmless the Escrow Agent fro all costs, charges, claims, demands, damages, losses and expenses resulting from the Escrow Agent's compliance in good faith with this agreement.

 16.
RESIGNATION OF ESCROW AGENT

 1.
If the Escrow Agent wishes to resign as escrow agent in respect of the Shares, the Escrow Agent shall give notice to the Issuer.

 2.
If the Issuers wishes the Escrow Agent to resign as Escrow Agent in respect of the Shares, the Issuer shall give notice to the Escrow Agent.

 3.
A notice referred to in subsection (1) or (2) shall be in writing and delivered to:

 1.
the Issuer at the address set out on page 1 hereof, or

 2.
the Escrow Agent at the address set out on page 1 hereof and the notice shall be deemed to have been received on the date of delivery. The Issuer or the Escrow Agent may change its address for notice by giving notice to the other party in accordance with this subsection.

 4.
A copy of a notice referred to in subsection (1) or (2) shall concurrently be delivered to the Superintendent or the Exchange.

 5.
The resignation of the Escrow Agent shall be effective and the Escrow Agent shall cease to be bound by the agreement on the date that is 180 days after the date of receipt of the notice referred to in subsection (1) or (2) or on such other date as the Escrow Agent and the Issuers may agree upon (the "resignation date").

 6.
The Issuer shall, before the resignation date and with the written consent of the Superintendent or the Exchange, appoint another escrow agent and that appointment shall be binding on the Issuer and the Shareholders.

 17.
FURTHER ASSURANCES

 The parties shall execute and deliver any documents and perform any acts necessary to carry out the intent of this agreement.

 18.
TIME

 Time is of the essence in this agreement.

 19.
GOVERNING LAWS

 This agreement shall be construed in accordance with and governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.

 20.
COUNTERPARTS

 This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one agreement.

 21.
LANGUAGE

 Wherever a singular expression is used in this agreement, that expression is deemed to include the plural or the body corporate where required by the context.

 22.
ENUREMENT

 This Agreement enures to the benefit of and is binding on the Parties and their heirs, executors, administrators, successors and permitted assigns.

 The Parties have executed and delivered this agreement as of the date of reference of this agreement.

 The Corporate Seal of
)
 Allied Resources, Inc.
)
 hereunto affixed in the
)
 presence of:
)
 )

 S/S Ruairidh Campbell
 --- -------- --------
)
C/S
 )
 S/S Yvonne Cole
 --- ------ ----
)



 The Corporate Seal of
)
 Montreal Trust Company
)
 hereunto affixed in the
)
 presence of:
)

 )
 --------------------
)
 )
 --------------------
)
C/S

 SIGNED, SEALED AND DELIVERED by
)
 Ruairidh Campbell
)

 in the presence of:
)
 )
 Yvonne Cole
)
ALLIED RESOURCES, INC.
 2255 Lloyd Avenue
)
 North Vancouver, B.C.
)
 V7P 2P3
)
 Corporate Secretary

                        SCHEDULE "A" TO ESCROW AGREEMENT

                    ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

 Vancouver Stock Exchange
or
Superintendent of Brokers
 Stock Exchange Tower
1100-865 Hornby Street
 P.O. Box 10333
Vancouver, B.C.
 4th Floor, 609 Granville St.
V6Z 2H4 Vancouver, B.C.
 V7Y 1H1

 I acknowledge that:

 (a)
I have entered into an agreement with under which 355,000 shares of Allied Resources, Inc. (the "Shares") will be transferred to me upon receipt of regulatory approval, and

 (b)
the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

 In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

 Dated at Vancouver, British Columbia, this 18th day of June, 1999

 SIGNED, SEALED AND DELIVERED by
)
 Ruairidh Campbell
)
 in the presence of

 Yvonne Cole
 ------ ----
)
S/S Ruairidh Campbell
 2255 Lloyd Avenue
North Vancouver, B.C.
V7P 2P3
Corporate Secretary

                                         SCHEDULE "A" TO ESCROW AGREEMENT

                                     ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

 Vancouver Stock Exchange
or
Superintendent of Brokers
 Stock Exchange Tower
1100-865 Hornby Street
 P.O. Box 10333
Vancouver, B.C.
 4th Floor, 609 Granville St.
V6Z 2H4 Vancouver, B.C.
 V7Y 1H1

 I acknowledge that:

 (c)
I have entered into an agreement with under which 355,000 shares of Allied Resources, Inc. (the "Shares") will be transferred to me upon receipt of regulatory approval, and

 (d)
the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

 In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

 Dated at Vancouver, British Columbia, this 18th day of June, 1999

 SIGNED, SEALED AND DELIVERED by
)
 Dr. Stewart Jackson
)
 in the presence of
)
 )
 Yvonne Cole
 ------ ----
)
S/S Dr. Stewart Jackson
 2255 Lloyd Avenue
North Vancouver, B.C.
V7P 2P3
Corporate Secretary

                                         SCHEDULE "A" TO ESCROW AGREEMENT

                                     ACKNOWLEDGMENT AND AGREEMENT TO BE BOUND

 Vancouver Stock Exchange
or
Superintendent of Brokers
 Stock Exchange Tower
1100-865 Hornby Street
 P.O. Box 10333
Vancouver, B.C.
 4th Floor, 609 Granville St.
V6Z 2H4 Vancouver, B.C.
 V7Y 1H1

 I acknowledge that:

 (e)
I have entered into an agreement with under which 355,000 shares of Allied Resources, Inc. (the "Shares") will be transferred to me upon receipt of regulatory approval, and

 (f)
the Shares are held in escrow subject to an escrow agreement dated for reference June 18, 1999 (the "Escrow Agreement"), a copy of which is attached as Schedule "A" to this acknowledgment.

 In consideration of $1.00 and other good and valuable consideration (the receipt and sufficiency of which is acknowledged) I agree, effective upon receipt of regulatory approval of the transfer to me of the Shares, to be bound by the Escrow Agreement in respect of the Shares as if I were an original signatory to the Escrow Agreement.

 Dated at Vancouver, British Columbia, this 18th day of June, 1999

 SIGNED, SEALED AND DELIVERED by
)

 Ruairidh Campbell
)
 in the presence of
)

 Lisa Marie Cormier
S/S Yvonne Cole
 1086 Bute St. #606
North Vancouver, B.C.
V6E 125
Executive Assistant



                                         SCHEDULE "B" TO ESCROW AGREEMENT

 Name of Shareholder
Number of Common Shares

 Ruairidh Campbell
355,000

 Yvonne Cole
10,000

 Dr. Stewart Jackson
10,000

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